                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           -------------------------

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                       (NAMES OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  25786M 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -------------------------

                               RHONDA I. KOCHLEFL
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                       161 NORTH CLARK STREET, SUITE 2400
                            CHICAGO, ILLINOIS 60601
                                 (312) 419-7600

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                           -------------------------

                                WITH A COPY TO:

                              ANDREW L. WEIL, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Donnelley Enterprise Solutions Incorporated, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 161 North Clark Street, Suite 2400, Chicago, Illinois 60601. The title of the class of company securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Bowne & Co., Inc., a New York corporation ("Parent"), and DESI Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 3, 1998 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $21.00 per Share, net to the seller in cash, without interest (such price, or such higher amount per Share as may be payable in the Offer, being referred to herein as the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of May 27, 1998, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") as promptly as practicable after the later of consummation of the Offer or, if required by the Delaware General Corporation Law, as amended ("DGCL"), the approval of the Merger Agreement by the stockholders of the Company. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. The Merger Agreement has been filed as Exhibit 1 hereto, and is incorporated herein by reference.

     The Offer is conditioned upon, among other things, that (i) at the expiration of the Offer there shall have been validly tendered and not withdrawn a number of Shares (including all Shares tendered pursuant to the Stockholders' Agreement described below) which constitutes more than 50% of the voting power (determined on a fully-diluted basis) on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger (the "Minimum Condition") (for purposes of determining at any time whether the Minimum Condition has been met, each outstanding Share legally or beneficially owned by Parent or Purchaser or any of its affiliates at the commencement of the Offer is deemed validly tendered under the Offer and not withdrawn), and (ii) any and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated (the "HSR Condition"). See "Merger Agreement -- Conditions to the Offer".

     Based on information in the Schedule 14D-1, each of Parent and Purchaser has its principal executive offices at c/o Bowne & Co., Inc., 345 Hudson Street, New York, New York 10014.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

     (1) Arrangements with Purchaser or its Executive Officers, Directors or Affiliates.

     Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and Purchaser or certain of its executive officers, directors or affiliates is set forth under the captions "Board of Directors" and "Compensation and Other Information Concerning Directors and Executive Officers" in the Information Statement of the Company attached hereto as Annex I (the "Information Statement"), and is incorporated herein by reference.

     The following is a summary of certain provisions of (i) the Merger Agreement, (ii) the Stockholders' Agreement, dated as of May 27, 1998, between Parent and R.R. Donnelley & Sons Company ("R.R. Donnelley") (the "Stockholders' Agreement") and (iii) the Confidentiality and Standstill Agreement, dated as of March 19, 1998, between the Company, Parent, and Purchaser (the "Confidentiality and Standstill Agreement"). Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Stockholders' Agreement and the Confidentiality and Standstill Agreement which have been filed as Exhibits 1, 2 and 3, respectively, to this Schedule 14D-9, each of which is hereby incorporated herein by reference. The Merger Agreement, the Stockholders' Agreement and the Confidentiality and Standstill Agreement may be examined and a copy may be obtained at the place and in the manner set forth in Section 7 of the Offer to Purchase. All capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

MERGER AGREEMENT

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer, Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that each of Parent and Purchaser reserves the right, in its sole discretion, to waive any of the conditions to the Offer and make any other changes to the terms of the Offer, except that, without the written consent of the Company, Parent and the Purchaser will not (i) amend or waive the Minimum Condition or the HSR Condition, (ii) amend any other condition of the Offer set forth in the Merger Agreement or in "-- Conditions to the Offer," (iii) reduce the Per Share Amount,
(iv) change the form of consideration to be paid in the Offer (other than by adding cash consideration), (v) reduce the maximum number of Shares to be purchased in the Offer or (vi) amend any other term of the Offer in a manner which, in the reasonable judgment of the Company, is adverse to the holders of Shares.

     Notwithstanding the foregoing, Purchaser may, without the consent of the Company, subject to the Company's right to terminate the Merger Agreement as described under the caption "-- Termination; Fees" below, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then-scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the Offer), if at the then-scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares are not satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser will, subject to Parent's right to terminate the Merger Agreement as described under the caption "-- Termination; Fees" below, extend the Offer for additional periods up to but not later than September 30, 1998, unless the conditions not satisfied or earlier waived on the then-scheduled expiration date are one or more of the Minimum Condition or the conditions regarding (a) the accuracy of the Company's representations and warranties and compliance by the Company with the covenants in the Merger Agreement, (b) the termination of the Merger Agreement in accordance with its terms, (c) the occurrence of any event that has had, or is likely to have, a Material Adverse Effect, and (d)(i) the withdrawal, modification or amendment in any manner adverse to Parent or Purchaser of the Board of Directors of the Company's recommendation or approval of the Offer, the Merger and the Merger Agreement or the approval or recommendation by the Board of Directors of any takeover proposal other than the Offer and the Merger, (ii) the entering into by the Company of a definitive agreement or agreement in principle with respect to an alternative acquisition transaction involving the Company, or (iii) the Board of Directors has resolved to do any of the foregoing, provided that (x) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer

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

and (y) if the condition regarding the accuracy of the Company's representations and warranties and compliance by the Company with the covenants in the Merger Agreement or the condition regarding the occurrence of any event that has had, or is likely to have, a Material Adverse Effect has not been satisfied and the failure to so satisfy can be remedied, the Offer will not be terminated unless the failure is not remedied within 30 calendar days after Parent has furnished the Company with written notice of such failure), (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there have not been tendered sufficient Shares (i.e., resulting in Purchaser's ownership of 90% or more of the outstanding Shares) so that the Merger could be effected without a meeting of the Company's stockholders. Subject to the terms of the Offer, including the conditions set forth in "-- Conditions to the Offer" (and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser shall accept for payment and pay for all Shares duly tendered at the earliest time it is permitted to do so under applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Conditions to the Offer. Notwithstanding any other provisions of the Offer, and in addition to the Minimum Condition and the HSR Condition, Purchaser shall not be required to accept for payment, or subject to applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of Shares tendered, and subject to the terms and conditions of the Merger Agreement may terminate the Offer if at any time on or after May 27, 1998 and at or before the time of payment for any such Shares any of the following conditions shall occur or has occurred:

          (a) (x) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect, except (i) those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date), and (ii) where the failure of such representations and warranties to be true and correct is not likely to result in a Material Adverse Effect, or
     (y) the Company shall have breached in any material respect any covenants contained in the Merger Agreement resulting in or likely to have a Material Adverse Effect;

          (b) there shall have been any statute, rule, regulation, judgment, injunction or other order promulgated, enacted, entered, enforced or issued by any federal or state governmental authority or agency or court of competent jurisdiction in the United States which would have the effect of
     (i) making the purchase of, or payment for, some or all of the Shares by Parent or Purchaser or their affiliates pursuant to the Offer or the Merger illegal; (ii) otherwise preventing consummation of the Offer or Merger;
     (iii) prohibiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole; (iv) materially limiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole or compelling Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the businesses or assets of the Company or any of its significant subsidiaries (as defined in Regulation S-X) or Parent or any of its significant subsidiaries (as defined in Regulation S-X), as a result of the transactions contemplated by the Offer or the Merger; (v) imposing limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any significant subsidiary (as defined in Regulation S-X), directly or indirectly owned by the Company; or (vi) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares; and, in each case,

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

     no such action or proceeding seeking to do any of the foregoing shall be instituted or pending by any governmental administrative or regulatory authority;

          (c) (i) the Board of Directors of the Company shall have withdrawn, modified or amended in any manner adverse to Parent or Purchaser its recommendation or approval of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal other than the Offer and the Merger, (ii) any corporation, partnership, person or entity shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an alternative acquisition transaction involving the Company, or (iii) the Board of Directors of the Company shall have resolved to do any of the foregoing (except that the foregoing shall not apply to a change solely in the reasons for such recommendation so long as the Board of Directors of the Company continues to recommend acceptance of the Offer by all holders of the Shares);

          (d) the Merger Agreement shall have been terminated by the Company, Parent or Purchaser in accordance with its terms;

          (e) there shall be instituted any action, proceeding or counterclaim by a federal or state governmental authority or agency by or before any court or governmental, administrative or regulatory agency or authority which has or is likely to have any of the effects described in clause (b) above; or

          (f) there shall have occurred any event that has had, or is likely to have, a Material Adverse Effect;

which, in the reasonable judgment of Purchaser, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The foregoing conditions (other than the Minimum Condition and the HSR Condition) may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, at the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, and the By-Laws of Company in effect at the Effective Time will be the By-Laws of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until the next annual stockholders' meeting of the Surviving Corporation and until their successors shall be duly elected or appointed and shall duly qualify. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

     The respective obligations of the Company and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Purchaser must have purchased the Shares pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer is not a condition to the obligations of Parent and Purchaser under the Merger Agreement if the Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms thereof or of the Merger Agreement), (ii) if necessary to effect the Merger, the Merger Agreement must have been duly approved by the holders of Shares in accordance with the DGCL and the Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and By-laws of the

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Company (provided that stockholder approval will not be a condition to the obligations of Parent and Purchaser under the Merger Agreement if Parent fails to comply with the provision of the Merger Agreement requiring Parent to vote or cause to be voted the Shares owned by it in favor of the Merger and the Merger Agreement), (iii) consummation of the Merger will not result in violation of any applicable United States federal or state law providing for criminal penalties or (iv) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the consummation of the Merger is in effect.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are held in the treasury of the Company, any Shares owned by Parent, the Purchaser or any direct or indirect subsidiary of Parent, Purchaser or the Company (which Shares will be cancelled), or any Shares which are held by stockholders exercising appraisal rights under Delaware law; see
Item 8 below) will be converted into the right to receive the Per Share Amount in cash, without interest, less any withholding taxes required under applicable law and (ii) each share of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly after the payment by Purchaser for the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement, Parent will be entitled to designate such number of directors on the Board of Directors of the Company (the "Board of Directors" or "Board"), rounded to the nearest whole number, as will give Purchaser representation on such Board equal to at least the number of directors which equals the product of the total number of the directors on such Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares so owned and paid for by the Purchaser or an affiliate of Purchaser bears to the number of Shares outstanding. Promptly after consummation of the Offer, the Company will, upon request of Parent, use its best efforts promptly either to increase the size of the Board of Directors or, at the Company's election, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board, and will cause Parent's designees to be so elected or appointed. Notwithstanding the foregoing, until the Effective Time, the Company and Parent will use all reasonable best efforts to retain as members of the Board of Directors at least three directors who are directors of the Company on the date hereof and who are not representatives of Parent (the "Independent Directors"); provided that subsequent to the purchase of and payment for not less than a majority of the outstanding Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Board of Directors. As used in the Merger Agreement, the term "Independent Directors" initially means each of Ms. Rhonda I. Kochlefl and Messrs. Charles F. Moran and Gregory A. Stoklosa; provided that in the event that any such initial director resigns or otherwise ceases to be a director for any reason, then the other Independent Directors will have the right, by majority vote, to designate a replacement for such director (and such replacement will be an "Independent Director"). If for any reason at any time prior to the Effective Time no Independent Directors then remain, the other directors will use reasonable best efforts to designate three persons to be the Independent Directors, none of whom will be directors, officers, employees or affiliates of Parent or Purchaser or employees of the Company. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees are appointed or elected as described in the preceding paragraph, after the payment for the Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (who shall act as an independent committee of the Board of Directors for this purpose) shall be required, and alone shall be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights or remedies thereunder, (iii) extend the time for performance of Parent's and Purchaser's respective obligations thereunder, or (iv) approve any other action by the Company that could adversely affect the interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

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

     Stockholders Meeting. Pursuant to the Merger Agreement, if a Company stockholder vote is required under the DGCL in order to effect the Merger, then promptly after consummation of the Offer, the Company will take all necessary actions in accordance with the DGCL and the Company's Certificate of Incorporation and By-laws to convene a special meeting of its stockholders for purposes of adopting the Merger Agreement (the "Company Stockholders' Meeting"). The Merger Agreement provides that if a Company stockholder vote is required under the DGCL or any other applicable law in order to effect the Merger, then promptly after consummation of the Offer, the Company will file a proxy statement (the "Proxy Statement") with respect to such meeting with the Commission under the Exchange Act, use all reasonable efforts to have such Proxy Statement cleared by the Commission, and promptly thereafter mail such Proxy Statement to its stockholders. Unless the Board by a majority vote determines in good faith, based on the advice of outside legal counsel, that to do so would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law, the Company will (i) include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of adoption and approval of the Merger Agreement and the Merger and the written opinion of William Blair & Company, L.L.C. ("William Blair") that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders and (ii) use its reasonable best efforts to obtain the necessary approval of the Merger Agreement and the Merger by its stockholders. Parent agreed pursuant to the Merger Agreement that it will vote, or cause to be voted, at the Company Stockholders' Meeting all Shares then owned by it or Purchaser or any of Parent's other subsidiaries and affiliates in favor of the Merger and the adoption of the Merger Agreement. If the Purchaser acquires at least a majority of the outstanding Shares in the Offer, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     In the event that the Purchaser acquires at least 90% of the then-outstanding Shares, Parent, Purchaser and the Company agreed pursuant to the Merger Agreement that, at the request of Purchaser, subject to the conditions to consummation of the Merger, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

     Options. Pursuant to the Merger Agreement, the Company agreed to (i) terminate each outstanding stock option plan for its employees and non-employee directors, including the 1996 Stock Incentive Plan, the 1996 Broad-Based Employee Stock Plan, the 1997 Non-Employee Director Plan (the "Option Plans") and each employee stock purchase plan for its employees, including the 1997 Employee Stock Purchase Plan (the "ESPP") (collectively the "Stock Plans"), immediately prior to the consummation of the Offer without prejudice to the rights of the holders of options awarded pursuant thereto and (ii) grant no additional options or similar rights under the Stock Plans or otherwise on or after the date of the Merger Agreement.

     With respect to options outstanding under the Option Plans (whether or not then exercisable) immediately prior to the consummation of the Offer, the Company will (a) cancel immediately prior to the consummation of the Offer each such option it has the right to cancel and (b) with respect to options it does not have the right to cancel, use its reasonable best efforts to obtain the consent of the holder of such option to its cancellation and, subject to such consent, cancel such option immediately prior to the consummation of the Offer. In consideration, the Company will agree to and will pay to the holder of each cancelled option under the Option Plans, upon cancellation of such option and consummation of the Offer (whether or not such option was exercisable immediately prior to its cancellation), an amount equal to the excess, if any, of the Per Share Amount over the per-share exercise price for such option, multiplied by the number of Shares subject to such option (such payment to be net of applicable withholding taxes). The Company will cancel immediately prior to the consummation of the Offer each option outstanding under the ESPP or any other Stock Plan and will pay to the holder thereof (a) a refund of any amount withheld from the holder's compensation to pay the exercise price thereof and
(b) an amount equal to the excess, if any, of the Per Share Amount over the per-share exercise price for such option, multiplied by the number of Shares subject to such option (such payment to be net of applicable withholding taxes).

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

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that (except as otherwise contemplated therein), unless Parent otherwise agrees in writing (which consent shall not unreasonably be withheld), prior to the Effective Time:

          (a) the business of the Company and its subsidiaries will be conducted in the ordinary and usual course of business and in a manner consistent with past practice, and the Company will use its reasonable best efforts to maintain and preserve intact its and its subsidiaries' business organization, assets, employees, officers and consultants and advantageous business relationships;

          (b) neither the Company nor any of its subsidiaries will directly or indirectly do any of the following: (i) except in the ordinary course of business, sell, pledge, dispose of or encumber any assets of the Company or of any of its subsidiaries; (ii) amend its charter or by-laws or similar organizational documents; (iii) split, combine or reclassify any shares of its capital stock or declare, set aside, make or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to any of its capital stock; (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any capital stock of the Company or its subsidiaries; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or other reorganization of the Company; or (vi) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

          (c) neither the Company nor any of its subsidiaries will, directly or indirectly, (i) except for Shares issuable upon exercise of options outstanding under the Stock Plans on the date of the Merger Agreement, issue, deliver, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge, disposition or encumbrance of, any shares of, or any options, warrants or rights of any kind to acquire any shares of or any securities convertible into or exchangeable or exercisable for any shares of, its capital stock of any class or any other securities in respect of, in lieu of, or in substitution for Shares outstanding on the date of the Merger Agreement; (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (iii) except in an amount not in excess of $12 million and other than drawdowns on the Company's line of credit that do not result in its indebtedness increasing by more than $12 million over the amount thereof on the date of the Merger Agreement, incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for, the obligations of any other individual or entity, or make any loans or advances, or capital contributions to, or investment in, any other person or modify any indebtedness or other liability; (iv) change the capitalization of the Company; (v) except in the ordinary course, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve; (vi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by applicable law;
     (vii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (viii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; or (ix) authorize any capital expenditures which are, in the aggregate, in excess of $2 million for the Company and its subsidiaries taken as a whole;

          (d) except for the payment to holders of Options as contemplated by the Merger Agreement, neither the Company nor any of its subsidiaries will
     (i) establish, adopt, amend or terminate (except as may be required by law) any Employee Benefit Plan or any other bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, collective bargaining, fringe benefit, change of control, incentive, stock purchase, severance, termination or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee or any officer or director or former employee; (ii) increase the compensation or benefits of any of its directors, officers or employees, except for increases in compensation for officers and employees of the Company in the ordinary course of business and in a manner consistent with past practice; or (iii) grant any severance, termination pay or fringe benefits not required to be paid under existing agreements or policies, including, without limitation, amounts available in the three sale incentive bonus pools described below under the caption "Sale Incentive Arrangements";

          (e) except as contemplated in connection with the Merger Agreement, neither the Company nor any of its subsidiaries will make any tax election, change any method of tax accounting, enter into or amend any tax sharing, allocation or indemnity agreement (whether written or unwritten) or, except in the ordinary course of business, settle or compromise any federal, state, local or foreign income tax liability;

          (f) neither the Company nor any of its subsidiaries will permit any insurance policy naming it as beneficiary or a loss payee to be cancelled or terminated without notice to Parent;

          (g) neither the Company nor any of its subsidiaries will, except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (h) neither the Company nor any of its subsidiaries will agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty of the Company in the Merger Agreement untrue or incorrect so as to result in a Material Adverse Effect or would result in any of the conditions described under "-- Conditions to the Offer" not being satisfied; and

          (i) neither the Company nor any of its subsidiaries will authorize any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

     No Solicitation of Proposals. The Merger Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, representatives or agents will, directly or indirectly, solicit or initiate offers or proposals from, or provide any confidential information to, or participate in any discussions or negotiations (or if currently engaged in any of the foregoing actions, the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease such activities) with, any person or entity (other than Parent and its subsidiaries and their respective directors, officers, employees, representatives and agents) concerning (i) any merger, acquisition, exchange or sale of all or any material portion of the assets not in the ordinary course of business consistent with past practice, or other similar transaction involving the Company or any subsidiary or division of the Company, or the sale of any equity interest in the Company or any subsidiary, or (ii) except for Shares issuable upon exercise of the 477,913 options outstanding under the Stock Plans on the date of the Merger Agreement, any sale by the Company or its subsidiaries of authorized but unissued Shares or of any shares (whether or not outstanding) of any of the Company's subsidiaries (all such offers and proposals being referred to as "Acquisition Proposals"), provided, however, that nothing contained in this and the immediately succeeding paragraph prohibits the Company or its Board of Directors from (i) subject to certain obligations pursuant to the Merger Agreement to consult with Parent and Purchaser, issuing a press release or otherwise publicly disclosing the terms of the Merger Agreement, including the nonsolicitation provisions thereof, or disclosing the terms of any Acquisition Proposal; (ii) proceeding with the transactions contemplated by the Merger Agreement; (iii) communicating to the Company's stockholders a position as contemplated by Rule 14e-2 promulgated under the Exchange Act; provided, however, that the Board of Directors will not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board of Directors by majority vote determines in good faith, based on the advice of outside legal counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty to the stockholders of the Company under applicable law; (iv) making any disclosure to the Company's stockholders which the Board of Directors of the Company determines, based on the advice of outside counsel, is required to be made under applicable law (including laws relating to the fiduciary duties of directors); or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction; and, provided, further, that the Board of Directors may, on behalf of the Company, furnish or cause to be furnished information and may direct the Company, its directors, officers, employees, representatives or agents to furnish information and to participate in discussions or negotiations, in each case in response to an unsolicited oral or written Acquisition Proposal or expression of intention to make an Acquisition Proposal (except that discussions or negotiations cannot proceed prior to receipt of such Acquisition Proposal) if the Board of Directors by majority vote determines in good faith, based on the advice of outside legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law (an Acquisition Proposal which satisfies the above requirement is referred to herein as a "Superior Proposal"). The Board of Directors will provide a copy of any written Acquisition Proposal (or describe the material terms of any oral Acquisition Proposal) to Parent promptly after receipt thereof, will notify Parent promptly if any such proposal is made and will keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     Except as set forth in this and the immediately preceding paragraph, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser or any designees of Parent or Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party unless the Board of Directors of the Company by a majority vote determines in good faith, based on the advice of outside legal counsel, that the failure to provide such release or waiver would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law. Notwithstanding the foregoing, the Board of Directors of the Company may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve or recommend a Superior Proposal or enter into an agreement with respect to a Superior Proposal, in each case if the Board of Directors of the Company by a majority vote determines in good faith, based on the advice of outside legal counsel, that failing to take such action would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law; provided that the Company will not enter into an agreement with respect to a Superior Proposal unless the Company has furnished Parent with written notice specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal not later than 48 hours in advance of the time that it intends to enter into such agreement and has caused its financial and legal advisers to negotiate with Parent to make such amendments to the terms and conditions of the Merger Agreement as would make the Merger Agreement as so amended at least as favorable to the Company's stockholders from a financial point of view as the Superior Proposal, unless the Board of Directors of the Company by majority vote determines in good faith, based on the advice of outside legal counsel to the Company, that failure to enter into an agreement with respect to a Superior Proposal without regard to such notice or 48-hour period would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law. In addition, if the Company proposes to enter into an agreement with respect to any Superior Proposal, it will concurrently with entering into such agreement pay, or cause to be paid, to Parent the amount required to be paid pursuant to the terms of the Merger Agreement described in the second paragraph under the caption "-- Termination; Fees" below.

     Disposition of Certain Litigation. Pursuant to the Merger Agreement, the Company agreed that it will not settle any litigation pending on, or commenced after, the date of the Merger Agreement, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of Parent (which consent shall not unreasonably be withheld). The Company will not voluntarily cooperate with any third party which has sought or may, after the date of the Merger Agreement, seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Parent and Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger, unless the Board of Directors of the Company by a majority vote determines in good faith, based on the advice of outside legal counsel, that compliance with such requirements would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law.

     Indemnification and Insurance. Pursuant to the Merger Agreement, Parent agrees that at all times after consummation of the Offer, it will indemnify, or will cause the Company (or the Surviving Corporation if after the Effective Time) and its subsidiaries to indemnify, each person who is now, or has been at any time prior to the date of the Merger Agreement, an employee, agent, director or officer of the Company or of any of the Company's subsidiaries, together with each such person's heirs, representatives, successors and assigns (individually an "Indemnified Party" and collectively the "Indemnified Parties"), to the same extent and in the same manner as is now provided in the respective charters or by-laws of the Company and such subsidiaries or otherwise in effect on the date of the Merger Agreement, with respect to any claim, liability, loss, damage, cost or expense (whenever asserted or claimed) ("Indemnified Liability") based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Parent will, and will cause the Company (or the Surviving Corporation if after the Effective Time) to, maintain in effect for not less than six years after consummation of the Offer the current policies of directors' and officers' liability insurance maintained by the Company and the Company's subsidiaries on the date of the Merger Agreement (provided that Parent may substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insureds) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period will exceed 300% of the per annum rate of premium currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement (which the Company has represented and warranted was $788,000 as of the date of the Merger Agreement), then Parent will cause the Company (or the Surviving Corporation if after the Effective Time) to, and the Company (or the Surviving Corporation if after the Effective Time) will, provide the maximum coverage that will then be available at an annual premium equal to 300% of such rate. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Effective Time, then to the extent permitted by law, Parent will, or will cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Such provisions of the Merger Agreement are intended for the benefit of, and enforceable by, current and former employees, officers and directors of the Company and their respective heirs and legal representatives and are binding on all successors and assigns of Parent.

     Representations and Warranties. The Company, Parent and Purchaser have made certain representations and warranties to each other in the Merger Agreement. The Company represents and warrants, among other things, as to its organization and qualifications to do business, its capitalization, its corporate authority to enter into and perform the Merger Agreement and the absence of conflict of such actions with its other obligations. The Company also makes certain representations and warranties concerning its filings with the Commission under the Exchange Act and its financial statements, absence of certain changes and liabilities, employee benefit plans, litigation and legal matters, labor matters, tax matters, environmental matters, claims of brokers, undisclosed liabilities and regarding this Schedule 14D-9 and the Proxy Statement, if any. Parent and Purchaser represent and warrant, among other things, as to their respective organization and qualification, capital stock of Purchaser, corporate authority to enter into and perform the Merger Agreement and the absence of conflict of such actions with its other obligations, availability of all funds necessary to consummate the Offer and the Merger, claims of brokers, the information provided by Parent appearing in this Schedule 14D-9 and the Proxy Statement, if any, ownership of Shares, certain litigation matters and regarding the Schedule 14D-1 and the Offer Documents. The representations and warranties of Parent, Purchaser and the Company terminate upon consummation of the Offer.

     Termination; Fees. The Merger Agreement may be terminated and the Merger may be abandoned (i) prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company) by the mutual consent of Parent and the Company; (ii) by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company), if (a) any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country in which the Company, directly or indirectly, has material assets or operations, has issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable, (b) the Offer has expired or terminated pursuant to the terms of the Merger Agreement without the purchase of any Shares pursuant thereto; provided that Purchaser does not have the right to terminate the Merger Agreement pursuant to such clause if the termination or expiration of the Offer without the purchase of Shares is in violation of the terms of the Offer or of the Merger Agreement, or (c) if Purchaser has not purchased Shares pursuant to the Offer prior to September 30, 1998, provided that the right to terminate the Merger Agreement pursuant to clauses (b) or (c) shall not be available to any party whose failure (or the failure of whose affiliate) to fulfill any obligation under the Merger Agreement or whose breach of a representation or warranty under the Merger Agreement has resulted in the Offer not being consummated; (iii) by Parent prior to consummation of the Offer if (a) the Company breaches any of its representations and warranties or fails to comply with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to consummation of the Offer and such breach or failure results in a Material Adverse Effect that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the Company or (b)(I) the Company receives from a third party a bona fide Acquisition Proposal and the Board of Directors of the Company, in the exercise of its fiduciary duty to stockholders of the Company in accordance with the terms of the Agreement accepts such a proposal or (II) if the Board of Directors of the Company withdraws or modifies in a manner adverse to Parent or Purchaser its approval or recommendation with respect to the Offer and the Merger, or resolves to effect any of the foregoing or (c) the Minimum Condition has not been satisfied by the expiration date of the Offer (as extended, if applicable, pursuant to the terms of the Merger Agreement) and on or prior to such date any person other than Parent or Purchaser has made a proposal or communication with respect to a Superior Proposal and (iv) by the Company prior to the consummation of the Offer if (a) Parent or Purchaser breaches any of its representations and warranties or fails to comply with any of the covenants or agreements contained in the Merger Agreement (other than the obligation to commence the Offer and to purchase Shares upon the terms and subject to the conditions thereof) to be complied with or performed by Parent or Purchaser at or prior to consummation of the Offer and such breach or failure has a Material Adverse Effect on Parent's or Purchaser's ability to consummate the Offer and such breach, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to Parent and Purchaser, or (b) if the Company enters into a written agreement concerning a transaction that constitutes a Superior Proposal, provided that the Company has complied with the nonsolicitation provisions of the Merger Agreement (including the requirement that the Board of Directors of the Company by majority vote determines in good faith, based on the advice of outside legal counsel to the Company, that failing to accept the Superior Proposal would constitute a breach of fiduciary duty to the stockholders of the Company under applicable law and the payment of any amounts payable to Parent pursuant to the provision of the Merger Agreement regarding the payment of fees and expenses in connection with certain terminations of the Merger Agreement). In the event of termination of the Merger Agreement and abandonment or rejection of the Offer pursuant to any of the provisions of the Merger Agreement described in the preceding paragraph, the Merger Agreement provides that no party thereto (or any of its directors, officers, employees, advisers or other representatives) will have any liability or further obligation to any other party to the Merger Agreement, except with respect to the provisions of the Merger Agreement relating to confidential information and payment of certain fees and expenses, and except that nothing in such provision relieves any party from liability for its fraud or wilful breach of the Merger Agreement.

     If (i) Parent terminates the Merger Agreement pursuant to clause (iii)(a) of the immediately preceding paragraph, and within 12 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving any party (or any affiliate or associate thereof) (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) prior to such termination, (ii) Parent terminates the Merger Agreement pursuant to clause (iii)(b) of the immediately preceding paragraph or the Company terminates the Merger Agreement pursuant to clause (iv)(b) of the immediately preceding paragraph or (iii) Parent terminates the Merger Agreement pursuant to clause (iii)(c) of the immediately preceding paragraph and within 12 months thereafter the Company enters into an agreement or consummates a transaction with respect to a Third Party Acquisition that provides for consideration for Shares or value (on a per Share basis) in excess of the Per Share Amount; then the Company will pay to Parent, within three business days following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by clause (ii) of this paragraph, a fee, in cash, of $4.0 million (less any amounts previously paid as described in the immediately succeeding paragraph), provided, however, that the Company in no event will be obligated to pay more than one such fee with respect to all such agreements and occurrences and such termination and that the Company in no event will be obligated to pay more than $4.0 million in fees and expenses under the provisions described in this paragraph and the immediately succeeding paragraph. "Third Party Acquisition" means the occurrence of any of the following events: (a) the acquisition of the Company by merger, tender offer or otherwise or similar business combination by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (b) the acquisition by a Third Party of more than 35% of the outstanding Shares or 35% or more of the aggregate book or fair market value of the assets of the Company and its subsidiaries considered as a whole; or (c) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend of cash or assets.

     Upon the termination of the Merger Agreement by Parent pursuant to clause
(iii)(a) of the first paragraph under the caption "-- Termination; Fees", the Company will reimburse Parent (not later than three business days after submission of statements therefor) for all documented out-of-pocket fees and expenses actually and reasonably incurred by Parent, Purchaser and their affiliates or on their behalf in connection with the Offer and the Merger and the consummation of the transactions contemplated by the Merger Agreement (including, without limitation, fees and disbursements payable to financing sources, investment bankers, accountants, counsel to Purchaser or Parent or any of the foregoing) up to a maximum amount of $2.0 million (subject to the limitations set forth in the immediately preceding paragraph).

     Certain Employee Benefit Matters. Pursuant to the Merger Agreement, prior to the Effective Time, the Company will pay all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date of the Merger Agreement for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries, as well as all compensation and benefits earned and required to be paid prior to the Effective Time pursuant to the terms of an individual agreement with any employee, former employee, director or former director in effect as of the date of the Merger Agreement, including the amounts payable in the three sale incentive bonus pools described under the caption "Sale Incentive Arrangements" below. During the period from the Effective Time until the first anniversary thereof (the "Employment Continuation Period"), Parent will provide for each employee of the Surviving Corporation or its subsidiaries (each, an "Employee"), so long as he or she is actively employed by the Surviving Corporation (or as required by law), and for each former employee of the Company or one of its subsidiaries, to the extent such person has rights thereto immediately prior to the Effective Time (collectively, "Company Employees") (i)(a) to continue to participate in the Company's welfare benefit plans, compensation plans, employee incentive programs and bonus plans (including, without limitation, hospitalization, medical, prescription, dental, disability, salary continuation, vacation, accidental death, travel accident and individual or group life or other insurance) (each, a "Company Plan"), as each such Company Plan is in effect on the date of the Merger Agreement (without modification or amendment) during the period commencing at the Effective Time through December 31, 1998, and (b) during the period commencing January 1, 1999 through the first anniversary of the Effective Time, the Surviving Corporation will provide each Company Employee with benefits that are at least as valuable in the aggregate to such Company Employee as the benefits provided to employees of Parent and its affiliates in comparable positions of employment, to waive any pre-existing condition clause or waiting period requirement in such welfare benefit plans or programs and to give credit for deductible amounts and co-payments paid by a Company Employee during the current deductible year prior to the Effective Time; (ii) participation in such tax-qualified retirement plans of Parent (or an affiliate of Parent), which shall provide in the aggregate benefits that are at least as valuable as the benefits provided to employees of Parent and its affiliates in comparable positions of employment, and to grant each Company Employee credit under such plans, for eligibility and vesting purposes, for such Company Employee's service with the Company and its affiliates prior to the Effective Time, except to the extent it would result in a duplication of benefits with respect to the same period of service; and (iii) participation in such other benefit plans and programs of Parent and its affiliates (including without limitation, bonus, deferred compensation, incentive compensation, stock purchase, stock option, excess and supplemental retirement, severance or termination pay and fringe benefits) which, in the aggregate will provide benefits to Company Employees which are no less favorable in the aggregate than those provided to employees of Parent and its affiliates in comparable positions of employment; provided, however, that except as set forth in clause (i)(a) above nothing in this paragraph will prevent the amendment or termination of any specific plan, program or amendment or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. Notwithstanding anything in the Merger Agreement to the contrary, Parent agreed to cause the Surviving Corporation to honor (without modification) and assume (i) the written employment agreements, severance agreements and indemnification agreements with existing directors and officers of the Company, and (ii) certain incentive arrangements and other agreements, all as in effect on the date of the Merger Agreement. Nothing in this paragraph will require the continued employment of any person, or, except as set forth in this paragraph, prevent the Company and/or the Surviving Corporation and their subsidiaries from taking any action or refraining from taking any action which the Company and its subsidiaries prior to the Effective Time could have taken or refrained from taking. The parties have agreed that Company severance plans and policies in effect as of the date of the Merger Agreement will remain in effect for at least the one-year period commencing at the Effective Time. During such one-year period, any Company Employee whose employment is terminated by the Surviving Corporation or any of its subsidiaries (other than a Company Employee terminated for cause or a Company Employee who is a "site" Employee terminated upon the cancellation of an outsourcing agreement, which employees will only be entitled to severance benefits, if any, provided to employees of Parent (or an affiliate of Parent) in comparable positions of employment under similar circumstances) will be deemed to have been terminated as a result of a change of control of the Company (which results in enhanced benefits under the Company's severance plans and policies). For purposes of this paragraph, a termination for "cause" includes a termination for deficient performance or for material violations of any Company policy. Such provisions of the Merger Agreement are intended for the benefit of, and enforceable by, current and former employees, officers and directors of the Company and their respective heirs and legal representatives and are binding on all successors and assigns of Parent.

     Filings; Reasonable Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, the parties thereto shall (a) promptly after the date of the Merger Agreement make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Offer and the Merger and (b) use their reasonable efforts promptly to take, or cause to be taken, and to cooperate with each other with respect to, all other actions, and to do, or cause to be done, all things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the Company is not obligated to use its reasonable efforts or take any action pursuant to this paragraph if the Board of Directors of the Company by majority vote determines in good faith, based on the advice of outside legal counsel to the Company, that such actions would constitute a breach of the Board of Directors' fiduciary duties to the stockholders of the Company under applicable law.

     Public Announcement. Parent, Purchaser and the Company have agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer or the Merger, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange.

     Notices. The Company, Parent and Purchaser agreed pursuant to the Merger Agreement to give prompt notice to each other at any time from the date of the Merger Agreement to the Effective Time of the obtaining by it of actual knowledge as to the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause a breach of any representation or warranty contained in the Merger Agreement or result in any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, if such breach or failure would result in a Material Adverse Effect or in a material adverse effect upon Parent or any of its affiliates, or prevent or delay consummation of the Merger in any material respect.

     Expenses. The Merger Agreement provides that, subject to the provisions of the Merger Agreement described above under the caption "-- Termination; Fees", the Company, the Purchaser and Parent will each pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Offer and Merger.

     Amendment. Subject to applicable law, the Merger Agreement may be amended by an instrument in writing signed by Parent, the Purchaser and the Company at any time before or after the purchase of Shares pursuant to the Offer or approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company, but after any such purchase of Shares or approval no amendment may be made that modifies the consideration to be given to the holders of Shares or in any other way materially adversely affects the rights of such stockholders (other than a termination of the Merger Agreement pursuant to its terms).

     Waiver. Subject to applicable law, at any time prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto, or (b) waive compliance with any of the agreements or conditions contained in the Merger Agreement. At any time prior to consummation of the Offer, any party to the Merger Agreement may waive any inaccuracies in the representations and warranties contained therein or in any documents delivered pursuant thereto. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party.

STOCKHOLDERS' AGREEMENT

     Grant of Option. Pursuant to the Stockholders' Agreement, R.R. Donnelley granted to Parent an irrevocable option to purchase the 2,140,000 Shares held by R.R. Donnelley, together with any additional Shares that may be acquired by R.R. Donnelley (the "R.R. Donnelley Shares") at a purchase price of $21.00 per Share in cash (subject to adjustment in the event of a stock dividend or distribution or any change in the Shares by reason of any stock dividend, split-up, recapitalization, combination or the exchange of shares) (the "Option").

     Exercise of Option. Pursuant to the Stockholders' Agreement, subject to applicable law (including Rule 10b-13 under the Exchange Act), Parent may exercise the Option as to all of the R.R. Donnelley Shares, at any time, commencing upon the Exercise Date (as defined below) and prior to the Expiration Date (as defined below). The "Exercise Date" is defined as the first to occur of: (i) R.R. Donnelley fails to perform any agreement or covenant contained in the Stockholders' Agreement; or (ii) the Merger Agreement is terminated and Parent is entitled to receive the payment of fees or expenses pursuant to the provision of the Merger Agreement regarding the payment of such amounts by the Company to Parent in the event of certain terminations of the Merger Agreement. See "Merger Agreement -- Termination; Fees." The "Expiration Date" is defined as the first to occur of any of the following dates: (i) the Effective Time; (ii) 10 business days after termination of the Merger Agreement in accordance with the terms thereof because the Federal Trade Commission, the Antitrust Division of the Department of Justice or any state, federal or foreign court or other governmental body of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (iii) the earliest of (a) the consummation of the third party transaction that triggered the payment of the termination fee or expenses described in the second and third paragraphs under the caption "Merger Agreement -- Termination; Fees" above; or (B) the first anniversary of the date of the termination of the Merger Agreement, except as set forth in clause (ii) above or (iv) written notice by Parent to R.R. Donnelley of termination of the Stockholders' Agreement.

     In order to exercise the option, Parent must send a written notice to R.R. Donnelley of its intention to so exercise the Option (a "Notice"), specifying the place, time and date of the closing of such purchase (the "Closing"), which date will not be less than two business days nor more than five business days from the date on which a Notice is delivered; provided, that the Closing will be held only if such purchase would not otherwise then violate or cause the violation of, any applicable law or regulations (including, without limitation, the HSR Act) or any decree, order or injunction of any governmental agency, authority or court, whether temporary, preliminary or permanent. If the Closing would be violative of any such laws or rules or any such decree, order or injunction, then such Notice will be deemed rescinded and of no effect and Parent will send a new Notice at such time as the Closing is not violative of such laws, rules, decrees, orders or injunctions. Notwithstanding the occurrence of such rescission, the Stockholders' Agreement will remain in full force and effect.

     Agreement to Tender. Pursuant to the Stockholders' Agreement, R.R. Donnelley agreed to validly tender pursuant to the Offer and not withdraw all R.R. Donnelley Shares, except to the extent that the tender of Shares pursuant to the Offer would subject any profit realized on the transaction by R.R. Donnelley to recovery by the Company under Section 16(b) of the Exchange Act.

     Irrevocable Proxy. Pursuant to the Stockholders' Agreement, R.R. Donnelley irrevocably appointed Parent or any designee of Parent the lawful agent, attorney and proxy of R.R. Donnelley, during the term of the Stockholders' Agreement, to (a) vote the R.R. Donnelley Shares in favor of the Merger, (b) vote the R.R. Donnelley Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (c) vote the R.R. Donnelley Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, including, but not limited to (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company and its subsidiaries; (iii) any change in the management or Board of Directors of the Company, except as otherwise agreed to in writing by Parent; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the corporate structure or business of the Company.

     Certain Representations and Warranties. In connection with the Stockholders' Agreement, R.R. Donnelley made certain customary representations and warranties to Parent, including with respect to (i) ownership of the R.R. Donnelley Shares and the absence of encumbrances and other adverse claims with respect to the ownership or right to vote the R.R. Donnelley Shares; (ii) R.R. Donnelley's authority to enter into and perform its obligations under the Stockholders' Agreement; and (iii) the absence of conflicts and requisite governmental consents and approvals. In connection with the Stockholders' Agreement, Parent made certain customary representations and warranties to R.R. Donnelley, including with respect to (i) organization; (ii) Parent's authority to enter into and perform its obligations under the Stockholders' Agreement;
(iii) absence of conflicts and requisite governmental consents and approvals; and (iv) Parent's investment intent.

     Certain Covenants. Pursuant to the Stockholders' Agreement, R.R. Donnelley agreed that it will not, directly or indirectly, solicit, encourage, participate in or initiate any inquiries or the making of any proposal by any person or other entity (other than Parent or any of its affiliates) which constitutes or may reasonably be expected to lead to (i) any sale of the R.R. Donnelley Shares or (ii) any acquisition or purchase of a material portion of the Company's assets or equity interest in, or any merger, consolidation or business combination with, the Company or any of its subsidiaries; provided, however, that the foregoing does not apply to any directors of the Company in their capacity as such who are also employees, officers, representatives or agents of R.R. Donnelley (the terms of the Merger Agreement set forth any and all limitations on solicitation applicable to such persons in their capacity as directors of the Company). If R.R. Donnelley receives an inquiry or proposal with respect to the sale of R.R. Donnelley Shares, then R.R. Donnelley will promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. R.R. Donnelley will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Stockholders' Agreement with respect to any of the foregoing.

     Pursuant to the Stockholders' Agreement, R.R. Donnelley agreed that, while the Stockholders' Agreement is in effect and except as contemplated thereby, it will not (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the R.R. Donnelley Shares; (b) grant any proxies, deposit any R.R. Donnelley Shares into a voting trust or enter into a voting agreement with respect to any R.R. Donnelley Shares; or (c) take any action that would make any representation and warranty of R.R. Donnelley contained in the Stockholders' Agreement untrue or incorrect or have the effect of preventing or disabling R.R. Donnelley from performing its obligations under the Stockholders' Agreement. R.R. Donnelley further agreed to use its best efforts to prevent the Company from taking any action in violation of the Merger Agreement.

     Pursuant to the Stockholders' Agreement, Parent agreed that, if pursuant to the Offer, there is tendered a number of Shares that together with the R.R. Donnelley Shares tendered pursuant to the Stockholders' Agreement equals 50.1% or more of the voting power of the Company, and the conditions to the Offer as set forth in the Merger Agreement are otherwise satisfied, then Parent will purchase all of the R.R. Donnelley Shares immediately upon the purchase of the other Shares pursuant to the Offer.

     Termination. The Stockholders' Agreement terminates on the Expiration Date.

CONFIDENTIALITY AND STANDSTILL AGREEMENT

     In connection with the proposed Transaction, the Company and Parent entered into the Confidentiality and Standstill Agreement on March 19, 1998. Pursuant to the Confidentiality and Standstill Agreement, Parent agreed to keep confidential certain information furnished to it by the Company and to use such information solely for the purpose of evaluating a possible transaction with the Company. The Confidentiality and Standstill Agreement also provides that (i) Parent may disclose such information to its representatives who need to know such information for purposes of evaluating, or assisting Parent with, a possible transaction with the Company and who shall be informed by Parent of the confidential nature of such information, the limited purpose for which it is being disclosed and that by receiving such information they are agreeing to be bound by the Confidentiality and Standstill Agreement, (ii) subject to certain requirements (including prior notification of the Company), Parent may disclose such information to the extent required by law, and (iii) upon the Company's request, Parent must promptly return all documents furnished by the Company and destroy all portions of documents, memoranda, notes and other writings based on the confidential information furnished by the Company.

     The Confidentiality and Standstill Agreement also provides that Parent will not, and will direct its representatives not to, directly or indirectly, during the one year period commencing on the date of the Confidentiality and Standstill Agreement, unless in any such case specifically invited in writing to do so by the Board of Directors of the Company: (i) make any public announcement with respect to, or submit any proposal for, a transaction between the Company (or any portion thereof or any of its security holders or affiliates) and Parent (or any of its security holders or affiliates), unless such proposal is directed and disclosed solely to the management of the Company and its designated representatives, and in the case of any such proposal from or involving parties in addition to, or other than, Parent, the Company has given its advance written consent to the involvement of such additional or other parties; (ii) purchase, acquire or own, or offer or agree to purchase, acquire or own any voting securities or rights (pursuant to an exchange, conversion, pledge or otherwise) or options to acquire any voting securities of the Company; (iii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in an "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or seek to advise or influence any person with respect to the voting of any voting securities of the Company; (iv) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company as described in Rule 14a-8 under the Exchange Act or induce or attempt to induce any other person to do so; (v) acquire or affect the control of the Company or directly or indirectly participate in or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the Exchange
Act) which owns or
seeks to acquire ownership of voting securities of the Company, or to acquire or affect control of the Company; (vi) propose or seek to effect or negotiate with or provide financial assistance or information to any party with respect to any form of business combination transaction with the Company or any affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to the Company or any portion thereof including any affiliate thereof;
(vii) encourage any employees of the Company to terminate his or her employment; or solicit the employment of, or the engagement as a consultant or adviser of, any employee of the Company so long as such person remains employed by the Company; (viii) instigate, encourage, assist or render advice to or make any recommendation or proposal to any person to engage in any of the actions described in clauses (i) through (vii) of this paragraph; or (ix) except to the extent required by law, make any public statement (or make available to any member of the news media any information) with respect to any of the matters described in this paragraph, or with respect to the Confidentiality and Standstill Agreement.

     (2) Arrangements with Executive Officers, Directors or Affiliates of the Company.

     Consummation of the Offer and related documents will have certain effects under certain employment, compensation and stock option arrangements which officers and directors of the Company participate in or are a party to, as summarized below. Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Information Statement attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

SALE INCENTIVE ARRANGEMENTS

     On May 8, 1998, the Board of Directors approved two sale incentive pools for certain of the Company's executive officers ("Eligible Employees") in connection with the contemplated Sale of the Company (as defined below), as well as an additional sale incentive award for Rhonda I. Kochlefl, the Chairman, President and Chief Executive Officer of the Company. Each Eligible Employee, including Ms. Kochlefl, who remains employed by the Company up to the closing of the Sale of the Company will be eligible for consideration for an award under both sale incentive pools. In addition, Ms. Kochlefl, provided she remains so employed, can receive the additional sale incentive award summarized below. All of such awards will be administered by the non-employee members of the Company's board of directors (the "Outside Board").

     For purposes of each of such sale incentive awards, the phrase "Sale of the Company" means any transaction or series of related transactions, the last of which closes prior to January 1, 1999, which the Outside Board in its sole discretion determines to result in the transfer of all or substantially all of the Company's business by sale, merger, or otherwise, to one or more persons. The "closing" of the Sale of the Company will occur on the last date as of which a transaction included as part of the Sale of the Company is completed, as determined by the Outside Board. A Sale of the Company will occur if the Transaction is closed prior to January 1, 1999.

     The sale incentive awards are as follows:

     Qualitative Performance Sale Awards -- a pool of up to $350,000 for "qualitative performance sale awards." The amount of any such award (which may vary among recipients) will be determined by the Outside Board acting in its sole discretion. It is contemplated that Ms. Kochlefl, Ms. Finkel, Mr. Shea and Mr. Munro will be eligible for qualitative performance sale awards upon the closing of a Sale of the Company. Each Eligible Employee's qualitative performance sale award, if any, will be based on the Outside Board's evaluation of a number of factors related to the process of the sale of the Company, including the extent and quality of the eligible employee's cooperation in advancing the interests of the Company's stockholders throughout the sale process.

     Quantitative Sale Awards -- a "quantitative sale award" pool payable if the price per Share in a Sale of the Company is $15.00 or greater. Based on the Per Share Amount, the quantitative award pool is approximately $1,138,000. Both the $15.00 threshold and the formula for determining the size of the pool were determined by the Outside Board. Ms. Kochlefl, Ms. Finkel, Mr. Shea and Mr. Munro are eligible for quantitative sale awards payable at the closing of a Sale of the Company.

     Additional Sale Incentive Award -- an additional sale incentive award to be payable to Ms. Kochlefl at the closing of a Sale of the Company if the price per Share in a Sale of the Company is $15.00 or greater. Based on the Per Share Amount, such award would be approximately $659,000. Both the $15.00 threshold and the formula for determining the size of the award were determined by the Outside Board.

     The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the letter to Ms. Kochlefl and the form of letter to certain executive officers of the Company, copies of which have been filed as Exhibits 4 and 5, respectively, to this Schedule 14D-9, each of which is hereby incorporated herein by reference.

OTHER EMPLOYMENT AND EMPLOYEE BENEFIT ARRANGEMENTS

     The Merger Agreement contains various provisions dealing with certain employment, bonus, stock option, retirement plan and other employee benefit arrangements which are applicable to directors and executive officers of the Company. See Item 3(b)(1) above under the caption "Merger Agreement -- Options," "-- Indemnification and Insurance" and "-- Certain Employee Benefit Matters" (the provisions of which are hereby incorporated herein by reference).

     Certain executive officers of the Company have employment agreements (the "Employment Agreements") which provide the employees covered thereby with certain compensation and severance rights following the occurrence of a Change of Control (as defined in the Employment Agreements) and certain other specified events. A Change of Control will occur if the Offer is consummated. Certain information with respect to the Employment Agreements is set forth in Annex I to this Schedule 14D-9 under the caption "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" and is hereby incorporated herein by reference.

INDEMNIFICATION

     Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director actually and reasonably incurred.

     In accordance with Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     The Company's Certificate of Incorporation provides that the Company shall indemnify and may advance expenses incurred in relation to any action, suit or proceeding to officers of the Company, and shall indemnify and shall advance expenses incurred in relation to any action, suit or proceeding to directors of the Company, to the fullest extent permitted by the DGCL. The Company has entered into indemnification agreements with each director and officer of the Company mandating such indemnification and advances of expenses to the fullest extent permitted by the DGCL. The Company also has in effect insurance policies providing both directors' and officers' liability coverage and corporation reimbursement coverage.

     The Merger Agreement contains provisions pertaining to the indemnification of directors and officers and the maintenance of directors' and officers' liability insurance after consummation of the Offer. See Item 3(b)(1) above under the caption "Merger Agreement -- Indemnification and Insurance" (the provisions of which are hereby incorporated herein by reference).

     The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Company's Certificate of Incorporation and the form of Indemnification Agreement, copies of which have been filed as Exhibits 12 and 14, respectively, to this Schedule 14D-9, each of which is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. At a meeting held on May 27, 1998, the Board of Directors of the Company unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, are advisable and fair to and in the best interest of the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and Merger, and
(iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and adopt the Merger Agreement (if such adoption is required under the DGCL by the holders of Shares), provided that such recommendation may be withdrawn, modified or amended if the Board of Directors of the Company by majority vote determines in good faith, based on the advice of outside legal counsel, that the failure to withdraw, modify or amend such recommendation would constitute a breach of fiduciary duty to the Company's stockholders under applicable law. Accordingly, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Merger Agreement and the transactions contemplated thereby and a form of letter to stockholders of the Company communicating the Board's recommendation have been filed with the Commission as Exhibits 19 and 20, respectively, to this
Schedule 14D-9, and are incorporated herein by reference.

     (b)(1) Background. R.R. Donnelley began offering reprographic services in 1988 through a division known as Donnelley Business Services ("DBS") and expanded its service offerings to include networked and electronic color printing, mailroom and facsimile services, word processing, desktop publishing and imaging. In June 1995, DBS broadened its capabilities from managing paper-based information to include the management of electronic information through the acquisition of LANSystems, Inc., which has provided integration services since 1983, including systems integration, consulting, technical training and software development. As of January 1, 1996, R.R. Donnelley contributed the assets of DBS to LANSystems, Inc. and changed LANSystem's corporate name to Donnelley Enterprise Solutions Incorporated. On November 5, 1996, the Company completed an initial public offering of 2,860,000 Shares at a price of $25 per Share, resulting in the reduction of R.R. Donnelley's ownership in the Company to approximately 43% of the outstanding Shares.

     In February 1997, the Company announced that it anticipated that its 1996 revenues (which were up 46% from 1995) and net income (which was up 107% from 1995 net income) were substantially less than analysts' estimates for the Company's 1996 performance. The lower than expected 1996 revenues and net income resulted from a revenue and earnings shortfall in the Company's LANSystems division. Following this announcement the Company's stock price fell from $23.75 to $12.25 per Share.

     While the Company took steps to rectify these problems and improve results, it also began to consider a number of strategic options to improve stockholder value. At a meeting of the Board on March 10, 1997, the

Board discussed the possibility of implementing a stock repurchase program, which had been suggested to the Company by certain of the Company's stockholders. After discussion, the Board determined that it would discuss the possibility of a stock repurchase program with three investment banking firms that had been underwriters of the Company's initial public offering (the "Investment Bankers").

     At its May 7, 1997 meeting, the Board discussed the possibility of, and determined to take no action with respect to, a stock repurchase plan after being advised by the Investment Bankers that a stock repurchase plan would not be advisable.

     At its August 12, 1997 meeting, the Board discussed the possibility of pursuing acquisitions of high margin businesses which trade at higher multiples than the Company, which it believed would, among other things, improve the Company's market value. The Board, however, concluded that it should first await further financial results of the Company. The Board also noted that in light of the Company's declining stock price, the Company might face a hostile takeover attempt, and accordingly must consider appropriate actions in the face of such a threat.

     At the Board of Directors meeting on September 15, 1997, the Board discussed each Company division's value and prospects, and determined that the Company had three principal alternatives (the "Alternatives"): (1) maintain the status quo, (2) divest LANSystems, or (3) sell the Company. After extensive discussion of these Alternatives, the Board determined that the Company should consult with investment bankers regarding the Company's strategic options.

     On September 18, 1997, the Company announced its plan to take a one-time charge (ultimately determined to be $6.1 million) in the LANSystems division resulting primarily from an increase in the allowance for doubtful accounts, a reduction in scope of certain integration projects, changes in the estimated percentage of completion of certain projects and an increase in the estimated time required to complete certain other projects.

     At a Board meeting held on October 20, 1997, a Strategic Planning Committee was appointed, consisting of Messrs. Tyler, Malina and Moran, and charged with considering the Company's strategic alternatives and, to the extent it deemed appropriate, negotiating with potential purchasers of part or all of the Company.

     On December 22, 1997, representatives of William Blair met with Ms. Kochlefl and agreed to perform certain preliminary valuation analyses regarding the Company and its divisions, with a view toward developing a strategic plan. Representatives of William Blair met with Ms. Kochlefl and Mr. Munro on January 26, 1998, and with Ms. Kochlefl and Messrs. Munro and Moran on February 2, 1998, to report their preliminary conclusions regarding the Alternatives.

     At the February 11, 1998 meeting of the Board, the Strategic Planning Committee recommended the engagement of William Blair, and representatives of William Blair reviewed and discussed with the Board the three Alternatives and their relative risks and benefits. At that meeting, the directors expressed the view that the sale of LANSystems should be explored before proceeding with other alternatives for the Company.

     On several occasions in late February and early March 1998, representatives of R.R. Donnelley, the Company's largest stockholder, discussed with representatives of the Company and the Board its interest in the sale of the Company.

     At its March 4, 1998 meeting, the Board continued its discussions regarding the Alternatives and the views of R.R. Donnelley. At this meeting, the Board, after consultation with its advisers, concluded that the Company should pursue a two-track approach, simultaneously soliciting bids for the Company, as a whole, and the LANSystems division, alone.

     On March 6, 1998, the Board by unanimous written consent authorized the engagement of William Blair as its exclusive financial adviser in connection with a possible sale, merger, or other business combination or recapitalization involving either the entire Company or the LANSystems division. On March 17, 1998, the Company entered into an engagement letter with William Blair to provide such financial advisory services. See Item 5 below.

     On March 10, 1998, Ms. Kochlefl met with the Chairman of Parent at his request. In response to his expression of interest in possibly acquiring the Company, she advised him that the Company was considering a number of strategic alternatives, including the possibility of a sale of the Company, and that she would have the appropriate person contact him if the Board determined to pursue a possible sale.

     William Blair began contacting potential buyers in mid-March and over the ensuing six weeks mailed out separate offering memoranda to approximately 12 potential purchasers of the Company and approximately four potential purchasers of LANSystems.

     At the April 1, 1998 Board meeting, William Blair informed the Board of the status of the bidding process and its efforts to have potential bidders execute confidentiality and standstill agreements. At this meeting, Ms. Kochlefl discussed with the Board her intention to lead a management bid to purchase the Company, and excused herself from all other discussions of the status of the bidding process.

     At the April 16, 1998 Board meeting, at which Ms. Kochlefl was not present, William Blair discussed with the Board the progress of the bid process, reporting on five non-binding indications of interest received for the Company, including one from the management group and one from Parent.

     During late April and early May, the Company received indications of interest from five additional potential purchasers. Furthermore, William Blair attempted to solicit improved indications of interest from certain of the earlier bidders (including the management group) whose initial indications of interest were at prices which were considered to be too low based upon the other indications of interest. The Company also proceeded with management presentations and due diligence sessions for the seven bidders whose indications of interest it believed to be strongest. During this period, the Board advised the management group that they needed to significantly increase their bid to continue in the process, which the management group was unable to accomplish. Accordingly, the management group withdrew from the process.

     On May 6, 1998, the Board met to discuss the results of the solicitation of indications of interest. William Blair provided the Board with the status of the potential bidders, the range of their bids and an update regarding management meetings with the bidders. At this time, the Board determined to proceed with a schedule pursuant to which a proposed contract would be distributed to the seven strongest potential bidders for the Company. The Board determined that this process should proceed before scheduling further negotiations or management meetings regarding a potential sale of LANSystems, for which two indications of interest had been received.

     On May 7, 1998, William Blair distributed bid packages to each of the seven potential bidders. The packages required that final bids, including a proposed form of contract, be delivered to William Blair no later than May 19, 1998. William Blair received three final bids by May 19, 1998, and two additional bids on May 20, 1998.

     The Board met on May 20, 1998 to discuss the bids which had been received. William Blair summarized the key provisions of the bids and the Board then discussed the bids with William Blair and the Company's legal counsel. Based upon this discussion, the Board determined that the Company, with the assistance of William Blair, should begin further negotiations with the three highest bidders, one of which was Parent. The Parent bid was a cash tender offer for all of the Shares of the Company at $20.00 per Share, subject to certain final diligence and certain considerations relating to R.R. Donnelley described below. The other bids offered lesser amounts of per Share cash consideration and were subject to additional conditions not related to R.R. Donnelley. In addition, the Company and its advisers commenced discussions with R.R. Donnelley regarding certain provisions in the three remaining bids requesting an option on R.R. Donnelley's Shares. Parent also required from R.R. Donnelley a noncompetition agreement and a release of obligations under a tax sharing agreement between R.R. Donnelley and the Company.

     From May 19 to May 25, 1998, William Blair discussed with the three final bidders the terms of their bids, explained to each of these bidders that the bidding process was about to be completed, and tried to obtain increases in their bids and modification of their contingencies. Based on these discussions, William Blair reported that the bidders other than Parent wanted to conduct substantial additional due diligence of the Company during the following week before tendering final bids and were not able to agree to increased bid prices at that time. On May 25, 1998, Parent's financial adviser, Goldman, Sachs & Co., indicated to William Blair that Parent was willing to increase its cash bid to $21.00 per Share and to drop certain significant conditions to its bid if the Company agreed to immediately negotiate with Parent. On May 25, 1998, William Blair discussed the status of the bids with members of the Board and the Company's legal counsel. The Board and management at that time decided to meet with Parent to continue the negotiations.

     On May 26, 1998, representatives of Parent, including management, its financial adviser and its legal counsel, met with the Company, William Blair and the Company's legal counsel. On May 26, Parent and Company representatives negotiated the terms of the Merger Agreement. Representatives of Parent also negotiated the terms of a Stockholders' Agreement with R.R. Donnelley. At the May 26 Board meeting, William Blair updated the Board on the status of the negotiations with the three final bidders, and the Board agreed to continue to negotiate the final points with Parent and directed William Blair to communicate with the other two final bidders that they needed to quickly improve their bids or they would not be the final purchaser.

     On May 27, 1998, representatives of the Company continued to negotiate the final terms of the Merger Agreement with the representatives of Parent. Representatives of Parent also negotiated the final terms of the Stockholders' Agreement with R.R. Donnelley.

     At the first of two May 27 Board meetings, the Board discussed the terms of the final Parent proposal and the then current draft of the Merger Agreement with William Blair and the Company's legal counsel. William Blair then reported to the Board that in additional conversations with the other two final bidders, one such bidder indicated an intention to deliver the following day a more definitive expression of interest, but with no indication of expected improvement in its price, which remained below $20; the other such bidder indicated that it would shortly submit a bid at between $20 and $21 (but not more), subject to several days of additional diligence and approval of its board. The Board concluded that neither of these two bidders represented an opportunity for which the Company should delay entering into the Merger Agreement. The Board, with the assistance of its advisers, also discussed in detail the factors listed under "-- Reasons for the Recommendation." William Blair then rendered to the Board its oral opinion (subsequently confirmed by delivery of a written opinion dated May 27, 1998) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid to the stockholders of the Company in the proposed transaction with Parent is fair to the stockholders of the Company from a financial point of view, and reviewed with the Board the financial analyses performed by it in connection with its opinion. After taking into consideration the factors listed under "-- Reasons for the Recommendation" and the advice of William Blair and the Company's legal counsel, the Board tentatively concluded that it was in favor of adoption of the Merger Agreement, subject to a final determination to be made after the lawyers for the Company reported to the Board on the final negotiations of the Merger Agreement.

     At the second May 27 Board meeting, the Company's counsel summarized the final negotiations on the Merger Agreement since the prior Board meeting. William Blair reported that the expected improved price bid from one of the other final bidders had been received, but remained below $21, and subject to further diligence. The Board (unanimously, with one director absent due to his inability to obtain a telephone connection to the meeting), after taking into consideration the factors listed under "-- Reasons for the Recommendation" and the advice of William Blair and the Company's legal counsel, then concluded that the terms of the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, are advisable and fair to and in the best interest of the Company's stockholders. The absent director, who had indicated his tentative approval at the first May 27 meeting, later confirmed his agreement with the Board decision.

     (b)(2) Reasons for the Recommendation. In making the determination and recommendation set forth in paragraph (a) above, the Board of Directors of the Company considered many factors including, but not limited to, the following:

          (i) the oral and written presentations of William Blair at the May 27, 1998 Board meeting and the written opinion of William Blair dated May 27, 1998 that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by the Company's stockholders in the Offer and the Merger was fair to the Company's stockholders from a financial point of view (a copy of such opinion, setting forth assumptions made and matters considered and limitations set forth by William Blair, is attached as Exhibit 21 to this
     Schedule 14D-9 and should be read in its entirety);

          (ii) historical and current market prices and trading information for the Company's Shares, including the fact that the $21.00 Per Share Amount represents a premium of approximately 61% over the closing price of $13.06 per Share on May 27, 1998, the last trading day prior to the public announcement of the Offer, and was the highest offer received by the Company;

          (iii) the terms of other proposals received for the acquisition of the Company, including the fact that William Blair contacted a substantial number of potential bidders over an extended period of time in a process designed to elicit third party proposals to acquire the Company and enhance stockholder value and that participants in such process had been afforded sufficient time and information to submit proposals had they wished to do so;

          (iv) the Board's review, based in part on presentations by the Company's management and financial advisers, of possible alternatives to the Offer and the Merger, including continuing to operate the Company as a separate entity (with or without a sale of the LANSystems division);

          (v) the possibility, based on an evaluation of market risks and the financial prospects of the Company, of obtaining a higher stock price by continuing to operate the Company as an independent entity;

          (vi) information with regard to the financial condition, results of operations, business and prospects of the Company, as reflected in the financial and comparative analyses presented by William Blair and in the Company's projections, as well as the risks involved in achieving those prospects, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company (as reflected in part in its historical and projected operating results);

          (vii) the expected timing of the Offer and the Merger and the desirability of providing liquidity to the Company's stockholders;

          (viii) the terms and conditions of the Merger Agreement, including the fact that Parent's obligation to consummate the Offer and the Merger is subject only to a limited number of conditions and the fact that the Offer is not conditioned upon financing;

          (ix) the fact that although the Merger Agreement does not permit the Company, its subsidiaries and its representatives to initiate or solicit any potential Acquisition Proposal, in the event of an unsolicited Acquisition Proposal the Company may engage in negotiations or discussions with, or provide information to, a third party if the Board determines, in good faith, after receipt of advice from outside legal counsel, that in the exercise of its fiduciary responsibilities such information should be provided or such discussions held; and the fact that in the event that the Board were to decide to accept an Acquisition Proposal by a third party, the Board may terminate the Merger Agreement upon payment of an aggregate $4 million termination fee (which includes expenses) to Parent; and

          (x) the fact that R.R. Donnelley, which owns approximately 43% of the outstanding Shares, desired to sell its Shares and had entered into the Stockholders' Agreement with Parent, pursuant to which R.R. Donnelley agreed to tender its Shares pursuant to the Offer and vote its Shares in favor of the Merger Agreement.

     The foregoing describes all material factors considered and given weight by the Board in connection with its decision to approve the Merger Agreement and recommend that all holders tender their Shares pursuant to the Offer. The Board evaluated the factors listed above in light of its knowledge of the business and operations of the Company and their business judgment. The Board based its determination that the terms of the Offer and the Merger are advisable and fair to the stockholders of the Company primarily on the opinion of William Blair and the other factors set forth above. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weight to different factors.

     The Board of Directors recognized that Parent and Purchaser would be able to close the Offer and effect the Merger without the vote of any other stockholder of the Company if they acquire a majority of the outstanding Shares pursuant to the Offer. In addition, the Board recognized that, while the acquisition of the entire equity interest of the Company was structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company, the Offer would be outstanding for a minimum of 20 business days, and that Purchaser could extend the expiration date of the Offer under certain circumstances described in Item 3 above. The Board also recognized that, while the consummation of the Transaction offers stockholders the opportunity to realize a significant premium over the price at which Shares were traded prior to the public announcement of the proposed Transaction, the Transaction would eliminate the opportunity of all stockholders other than Parent to participate in the future growth of the Company. The Board concluded, however, that this loss of opportunity was reflected in the Per Share Amount of $21.00 per Share, and also recognized that there can be no assurance as to the level of growth to be attained by the Company in the future.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

     William Blair is acting as financial adviser to the Company in connection with the Offer and other matters arising in connection therewith pursuant to a letter agreement, dated as of March 17, 1998, between William Blair and the Company (the "Engagement Letter"). Under the terms of the Engagement Letter, William Blair agreed to render certain financial advisory and investment banking services in connection with a possible business combination (through tender offer, merger, sale or exchange of stock, sale of all or a substantial part of its assets or otherwise) of (i) the Company with another party and/or (ii) the Company's LANSystems division (the events described in clauses (i) and (ii) are each referred to as a "Possible Transaction"). The Engagement Letter also provides, among other things, that William Blair will render an opinion as to the fairness, from a financial point of view, to the Company's common stockholders of the consideration to be received by such stockholders in any Possible Transaction, or, alternatively, advise the Board of Directors that it is unable to render such an opinion due to the inadequacy of such consideration.

     Pursuant to the terms of the Engagement Letter, the Company agreed to pay William Blair a quarterly retainer fee of $25,000. The Engagement Letter provides that in the event that William Blair renders a fairness opinion or advises the Board that it is unable to render such an opinion, then the Company will pay William Blair an opinion fee of $100,000 in the event of a contemplated sale of LANSystems or $300,000 in the event of a contemplated sale of the Company. In the event that a Possible Transaction is consummated, the Engagement Letter provides that the Company will pay or cause to be paid to William Blair a fee equal to (i) 2.0% of the total consideration received by the Company and its stockholders in the event of a sale of LANSystems (subject to a total minimum fee of $300,000) and (ii) the sum of (x) 1.0% of the total consideration received by the Company and its stockholders (calculated on a fully-diluted basis), (y) an additional 1.0% of the amount by which such total consideration exceeds the product of $7.50 times the number of Shares outstanding calculated on a fully-diluted basis, and (z) an additional 1.0% of the amount by which such total consideration exceeds the product of $15.00 times the number of Shares outstanding calculated on a fully-diluted basis, in the event of a sale of the Company, less the aggregate of any opinion fees therefore paid pursuant to the Engagement Letter in connection with the respective Possible Transaction. Notwithstanding the foregoing, the Engagement Letter provides that in the event that LANSystems and the Company are sold in separate transactions, the fee paid to William Blair pursuant to (i) in the immediately preceding sentence will be equal to $200,000. The Company also agreed in the Engagement Letter to reimburse William Blair for its reasonable out-of-pocket expenses and to indemnify William Blair against certain liabilities, including those relating to or in connection with the Offer.

     William Blair's engagement pursuant to the Engagement Letter may be terminated by either the Company or William Blair at any time, with or without cause upon written notice to the other party; provided, however, that (a) no such termination shall affect William Blair's right to expense reimbursement or indemnification and (b) if the Company consummates any Possible Transaction within 12 months following such termination with any party (i) which William Blair identified in writing, (ii) in respect of which William Blair rendered advice or (iii) with which the Company has directly or indirectly held discussions prior to such termination, then William Blair will be entitled to the full amount of the fee described in the preceding paragraph so long as William Blair did not unilaterally terminate the engagement without cause. Notwithstanding the foregoing, in the event that LANSystems is sold in a transaction that closes subsequent to the sale of the Company, then William Blair will not be entitled to the $200,000 fee described above in the event of a sale of LANSystems if William Blair did not render advice or actively participate in arranging or pricing such transaction.

     In the ordinary course of its business, William Blair and its affiliates may actively trade in securities of both the Company and Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best of the Company's knowledge, except as described in the Information Statement attached hereto as Annex I under the caption "Compensation of Directors", no transactions in the Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, except as described in Item 3(b)(1) above under the caption "Merger Agreement -- Options" (the provisions of which are hereby incorporated herein by reference) and subject to applicable securities laws and personal considerations (including tax planning), all directors and executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned beneficially or of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as described in Item 3(b)(1) and Item 4 above (the provisions of which are hereby incorporated herein by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for, or other acquisition of, securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b)(1) and Item 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relates to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of the Merger will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the effective date of the Merger in accordance with Section 262 of the DGCL.

     Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger or other similar business combination.

     In addition, several decisions by Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -   Agreement and Plan of Merger, dated as of May 27, 1998, by and among Parent, Purchaser and the Company.(1)
Exhibit 2 -   Stockholders' Agreement, dated as of May 27, 1998, between
              Parent and R.R. Donnelley & Sons Company.(1)
Exhibit 3 -   Confidentiality and Standstill Agreement, dated March 19,
              1998, between the Company, Parent and Purchaser
Exhibit 4 -   Form of Letter from the Company to Rhonda I. Kochlefl, dated
              May 8, 1998, with respect to the Company's sale incentive
              award program.
Exhibit 5 -   Form of letter from the Company to certain executive
              officers, dated May 8, 1998, with respect to the Company's sale incentive award program.
Exhibit 6 -   Employment Agreement between Rhonda I. Kochlefl and the
              Company(2).
Exhibit 7 -   Employment Agreement between Linda A. Finkel and the
              Company.(3)
Exhibit 8 -   Employment Agreement between Thomas A. Munro and the
              Company.
Exhibit 9 -   Employment Agreement between Robert A. Lento and the
              Company.(4)
Exhibit 10 -  Employment Agreement between David J. Shea and the
              Company.(4)
Exhibit 11 -  Agreement Regarding Confidential Information, Intellectual
              Property Non-Competition, Non-Solicitation and Change of
              Control between Nestor P. Holynskyj and the Company.
Exhibit 12 -  First Amended and Restated Certificate of Incorporation of
              the Company.(2)
Exhibit 13 -  By-laws of the Company.(2)
Exhibit 14 -  Form of Indemnification Agreement between the Company and certain of its officers and directors.
Exhibit 15 -  Transition Services Agreement between the Company and R.R.
              Donnelley.(2)
Exhibit 16 -  Benefit Administration Services Agreement between the
              Company and R.R. Donnelley.(2)
Exhibit 17 -  Tax Allocation and Indemnification Agreement between the
              Company and R.R. Donnelley.(2)
Exhibit 18 -  Letter agreement, dated May 27, 1998, between the Company and R.R. Donnelley.
Exhibit 19 -  Form of Press Release issued by the Company and Parent on
              May 28, 1998.(1)
Exhibit 20 -  Form of Letter, dated June 3, 1998, to stockholders of the
              Company.*
Exhibit 21 -  Opinion of William Blair & Company, L.L.C. dated May 27,
              1998.*

-------------------------
 *  Included in copies mailed to stockholders.

(1) Incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Commission on May 29, 1998.

(2) Incorporated herein by reference to the Company's Registration Statement on Form S-1 (No. 333-10127), declared effective by the Commission on October 30, 1996.

(3) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 28, 1997.

(4) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DONNELLEY ENTERPRISE SOLUTIONS
                                          INCORPORATED

                                          By:    /s/ RHONDA I. KOCHLEFL
                                             -----------------------------------
                                             Name: Rhonda I. Kochlefl
                                             Title: Chairman, President and
                                                    Chief Executive Officer

Dated: June 3, 1998

                                                                         ANNEX I

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                             161 NORTH CLARK STREET
                            CHICAGO, ILLINOIS 60601

                       INFORMATION STATEMENT PURSUANT TO

                        SECTION 14(F) OF THE SECURITIES

                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 3, 1998 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 3, 1998. The Offer is scheduled to expire at 12:01 a.m. on Wednesday, July 1, 1998, New York City time, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

General

     The Shares are the only class of voting stock of the Company outstanding and each Share is entitled to one noncumulative vote. As of June 1, 1998, there were 5,010,277 Shares issued and outstanding. The Board currently consists of five members and is divided into three classes serving staggered terms as follows: Class I, comprised of one person and serving for a term expiring at the 2000 Annual Meeting of Stockholders; Class II, comprised of two persons and serving for a term expiring at the 1998 Annual Meeting of Stockholders; and Class III, comprised of two persons and serving for a term expiring at the 1999 Annual Meeting of Stockholders. The size of the board is subject to certain contractual commitments set forth in the Merger Agreement. See "-- Right to Designate Directors." Each director of the Company holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

Right to Designate Directors

     The Company has agreed in the Merger Agreement that promptly after the payment by Purchaser for the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement, Parent will be entitled to designate such number of directors on the Board of Directors, rounded to the nearest whole number, as will give Purchaser representation on such Board equal to at least the number of directors which equals the product of the total number of the directors on such Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned and paid for by the Purchaser and its affiliates bears to the number of Shares outstanding. Promptly after consummation of the Offer, the Company will, upon request of Parent, use its best efforts promptly either to increase the size of the Board of Directors or, at the Company's election, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board, and will cause Parent's designees to be so elected or appointed. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Parent Designees

     Pursuant to the terms of the Merger Agreement, it is expected that the Parent Designees will take office as directors of the Company upon Purchaser's purchase of and payment for such number of Shares which represents at least a majority of the outstanding Shares (on a fully-diluted basis) in the Offer.

     Parent has informed the Company that it currently intends to choose the designees (the "Parent Designees") it has a right to designate to the Board pursuant to the Merger Agreement from the directors and executive officers of Parent listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to the stockholders. The information with respect to such directors and officers in Schedule I of the Offer to Purchase is hereby incorporated herein by reference in its entirety. As of June 1, 1998, the names and ages of each such officer and director were as follows:

                           NAME                               AGE
                           ----                               ---
Robert M. Conway..........................................    54
Carl J. Crosetto..........................................    49
Denise K. Fletcher........................................    49
Robert M. Johnson.........................................    52
Edward H. Meyer...........................................    71
James P. O'Neil...........................................    53
H. Marshall Schwarz.......................................    61
Judith Shapiro............................................    51
Wendell M. Smith..........................................    63
Lisa A. Stanley...........................................    42
Vincent Tese..............................................    55
Richard R. West...........................................    60

     It is expected that certain of the Parent Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than July 1, 1998 and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Parent Designees will constitute at least a majority of the available positions on the Board.

     The business address of each of the Parent Designees is c/o Bowne & Co., Inc., 345 Hudson Street, New York, New York 10014, and each such person is a citizen of the United States. Parent has advised the Company that each of the Parent Designees has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Parent has also advised the Company that none of the Parent Designees is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission. The election of the Parent Designees will be accomplished at a meeting or by written consent of the Board.

Board of Directors of the Company

     Set forth below are the names, present positions, and ages of all directors of the Company and the positions held by such persons in the last five years.

                                                TERM EXPIRES
       NAME                              AGE      (CLASS)                          POSITION
       ----                              ---    ------------                       --------
Rhonda I. Kochlefl...................    39     1999(III)          Chairman, President and Chief Executive
                                                                   Officer and Director
Charles F. Moran.....................    68     2000(I)            Director
Leo S. Spiegel.......................    37     2001(II)           Director
Gregory A. Stoklosa..................    42     2001(II)           Director
W. Ed Tyler..........................    45     1999(III)          Director

                  CLASS I -- SERVING UNTIL 2000 ANNUAL MEETING

     Charles F. Moran was the Senior Vice President of Administration of Sears, Roebuck & Co. and a member of the Sears Management Committee from 1989 to December 1993 when he retired. From 1994 to May 1998, Mr. Moran served as an outside director of Thermadyne Holdings Corporation. Mr. Moran has also served as an outside director of SPS Transactions Services, Inc. since 1985, Hurley State Bank since 1996 and Advantica Restaurant Group, Inc. since January 1998. He has also been a director of Homan-Arthington Foundation and West Side Affordable Housing, Inc. since 1995 and 1991, respectively. Mr. Moran has been a director of the Company since March 1997.

                 CLASS II -- SERVING UNTIL 2001 ANNUAL MEETING

     Gregory A. Stoklosa has been Vice President and Treasurer of R.R. Donnelley since January 1996. Mr. Stoklosa joined R.R. Donnelley in 1993 as Director, Financial Services and in 1994 was promoted to Assistant Treasurer, Global Corporate Finance. Prior to joining R.R. Donnelley, Mr. Stoklosa was Assistant Treasurer for Kraft General Foods, Inc. Mr. Stoklosa has been a director of the Company since January 1998, replacing Daniel I. Malina who resigned from the Board of Directors at that time.

     Leo S. Spiegel has been the President and Chief Executive Officer of Sandpiper Networks, Inc., an internet content distribution company, and a principal in The Joleo Group since January 1998. He served as Senior Vice President and Chief Technology Officer of the Company from February 1996 to January 1998. He served as director and the co-founder, Chief Technology Officer and Executive Vice President of LANSystems, Inc. from May 1991 until its acquisition by R.R. Donnelley in June 1995. From June 1989 until May 1991, he was director and the co-founder and Executive Vice President of Sales and Marketing of LANSystems, Inc. Prior to June 1989 he was the founder, Chairman and President of Integrated Analysis, Inc., which merged with LANSystems, Inc. in 1989. Mr. Spiegel has been a director of the Company since February 1996.

                 CLASS III -- SERVING UNTIL 1999 ANNUAL MEETING

     Rhonda I. Kochlefl has been the Chairman, President and Chief Executive Officer of the Company since February 1996. From January 1995 to February 1996, she was the President of Donnelley Business Services, a division of R.R. Donnelley, and from June 1995 to February 1996, she was the Chairman of LANSystems, Inc. From 1993 to January 1995, she was Vice President, Division Director of Donnelley Business Services. From 1988 to 1991, she was General Manager for the eastern region of Donnelley Business Services, for which she was responsible for all sales and operations. Ms. Kochlefl has been a director of the Company since February 1996.

     W. Ed Tyler has been President and Chief Executive Officer and a director of Moore Corporation Limited since April 1998. From November 1997 to April 1998, he served as Executive Vice President and Chief Technology Officer of R.R. Donnelley. From January 1996 to November 1997, he was the Executive

Vice President and Sector President, Information Management Sector of R.R. Donnelley. Mr. Tyler joined R.R. Donnelley in 1974 and held a number of positions, including President, Documentation Services and President, Networked Services Sector. Mr. Tyler has been a director of the Company since February 1996.

     Until the Effective Time, the Company and Parent have agreed pursuant to the Merger Agreement to use all reasonable best efforts to retain as members of the Board of Directors at least three directors who were directors of the Company on the date of the Merger Agreement and who are not representatives of Parent (the "Independent Directors"); provided that subsequent to the purchase of and payment for not less than a majority of the outstanding Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the Board of Directors. The Independent Directors will initially be Ms. Kochlefl and Messrs. Moran and Stoklosa, provided that in the event that any of such persons resigns or otherwise ceases to be a director for any reason, then the other Independent Directors have the right pursuant to the Merger Agreement, by majority vote, to designate a replacement for such director (and such replacement will be an "Independent Director"). If for any reason at any time prior to the Effective Time no Independent Directors then remain, the other directors will use reasonable best efforts to designate three persons to be the Independent Directors, none of whom will be directors, officers, employees or affiliates of Parent or Purchaser or employees of the Company.

     It is contemplated that except for the Independent Directors, the remaining current directors of the Company will resign upon the closing of the Offer.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has two standing committees: the Audit Committee and the Compensation Committee, each of which was formed in 1997. The Board held nine meetings during 1997.

     The Audit Committee is responsible for reviewing the Company's annual and quarterly financial statements with management and the Company's independent auditors and consulting with management and the auditors regarding the adequacy of financial and accounting procedures and controls. The Audit Committee recommends to the Board the retention of the Company's independent auditors and, when circumstances warrant, selection of new auditors, consults with the auditors regarding the audit, annually evaluates the auditors' performance and reviews fees paid to the independent auditors for audit and non-audit functions and evaluates the impact of non-audit services on the auditors' independence. Currently, the members of the Audit Committee are Mr. Tyler (Chairman) and Mr. Moran. The Audit Committee held one meeting during 1997.

     The Compensation Committee is responsible for reviewing and making recommendations to the Board on all compensation, including all option grants for executive officers. The Compensation Committee is also responsible for reviewing the structure of the Company's bonus plans. The Compensation Committee also administers the Company's Amended and Restated 1996 Stock Incentive Plan ("1996 Plan"), 1997 Employee Stock Purchase Plan and 1997 Non-Employee Director Stock Plan ("1997 Plan"). The Compensation Committee is responsible for reviewing the Board's performance, recommending changes in Board compensation and other administrative matters relating to the Board. In addition, the Compensation Committee recommends nominees for election to the Board. Currently, the members of the Compensation Committee are Mr. Moran (Chairman) and Mr. Tyler. The Compensation Committee held four meetings during 1997.

                               EXECUTIVE OFFICERS

     Listed below are the names, present titles, and ages of all executive officers of the Company except for Ms. Kochlefl and the positions held by such persons in the last five years. For such information with respect to Ms. Kochlefl, see "Board of Directors -- Board of Directors of the Company" above. Executive officers of the Company are appointed annually by the Board of Directors and serve until their successors have been duly elected and qualified or until their death, resignation or removal.

      NAME                             AGE                           POSITION
      ----                             ---                           --------
                                             Vice President, Chief Financial Officer and Assistant
Thomas A. Munro......................  37    Secretary
Nestor P. Holynskyj..................  35    Chief Technology Officer
Linda A. Finkel......................  38    President, Donnelley Business Services
Robert A. Lento......................  37    President, LANSystems
David J. Shea........................  42    President, Systems Management Group

     Thomas A. Munro has been Vice President, Chief Financial Officer and Assistant Secretary since January 1998 and Vice President, Corporate Controller and Assistant Secretary since March 1997. From 1995 to February 1997, he served as Controller of DBS. From 1993 to 1995, he was Financial and Operations Manager of DBS. He joined R.R Donnelley in 1987 and held various financial positions with R.R. Donnelley.

     Nestor P. Holynskyj has been Chief Technology Officer of the Company since January 1998. He served as Vice President, Consulting Services Group of LANSystems and Vice President/General Manager, Eastern region of LANSystems from 1990 to 1998. From 1980 to 1990, he held two Vice President positions at J.P. Morgan.

     Linda A. Finkel has been President of the DBS division of the Company since February 1996. From 1994 to 1996, she served as the Vice President/General Manager for the central region of DBS. She joined R.R. Donnelley in 1982 and held various positions with R.R. Donnelley, including that of information services account executive.

     David J. Shea has been the President of the Systems Management Group division of the Company since February 1997. Prior to becoming the President, he served as the Senior Vice President and General Manager of the Systems Management Group division from July 1996 to February 1997. Mr. Shea was the Vice President and General Manager of the eastern region of DBS and eastern region General Manager of DBS from November 1993 to June 1996. From 1990 to 1993, he was Client Solutions Executive and Consulting Practice Manager of Integrated Systems Solutions Corporation, a systems outsourcing subsidiary of IBM.

     Robert A. Lento has been the President of the LANSystems division since January 1997. From January 1995 to 1997, he was the Senior Vice President of Operations for Entex Information Services, Inc. ("Entex"), an integration services firm. From 1992 to 1995, Mr. Lento was a Regional Director of Entex. From 1990 to 1992, he was a General Manager of Entex. Prior to joining Entex, Mr. Lento was the owner of Computer Professionals, Inc., which was acquired by Entex in 1990.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding the beneficial ownership of the outstanding Shares by all persons known to the Company to be the beneficial owner of more than 5% of the outstanding Shares, based on a review of statements filed with the Commission pursuant to Section 13(d) and 13(g) of the Exchange Act.

                                                                          PERCENT
NAME AND ADDRESS                                               NUMBER     OF CLASS
----------------                                               ------     --------
R.R. Donnelley & Sons Company(1)(2).........................  2,140,000    42.76%
  77 West Wacker Drive
  Chicago, Illinois 60601
The Kaufmann Fund, Inc.(1) .................................    719,500    14.39%
  140 E. 45th Street, 43rd Floor
  New York, New York 10017
Trimark Financial Corporation(1)............................    426,700      8.5%
Trimark Investment Management, Inc.
  One First Canadian Place, Suite 5600
  P.O. Box 487
  Toronto, Canada M5X 1E5
T. Rowe Price Associates, Inc.(1) ..........................    350,000      6.9%
T. Rowe Price New Horizons Fund, Inc.
  100 E. Pratt Street
  Baltimore, Maryland 21202
Kennedy Capital Management, Inc.(1) ........................    313,900      6.3%
  10829 Olive Blvd.
  St. Louis, Missouri 63141

-------------------------
(1) Based on information in Schedule 13D of R.R. Donnelley & Sons Company, dated February 12, 1997; Schedule 13G of The Kaufman Fund, Inc., dated December 31, 1997; Schedule 13G of Trimark Financial Corporation, dated February 11, 1998; Schedule 13G of T. Rowe Price Associates, Inc., dated February 12, 1998; and Schedule 13G of Kennedy Capital Management, Inc., dated February 10, 1998.

(2) See "Stockholders' Agreement" in Item 3 of the Schedule 14D-9.

OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the beneficial ownership of Shares as of June 1, 1998 by each director, each of the executive officers named in the table under "Compensation and Other Information Concerning Directors and Executive Officers -- Executive Compensation -- Summary Compensation Table," and all directors and executive officers of the Company as a group.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL    PERCENTAGE
                      BENEFICIAL OWNER                        OWNERSHIP(2)    OF CLASS
                      ----------------                        ------------   ----------
Rhonda I. Kochlefl(1).......................................     25,941         *
Leo S. Spiegel(4)...........................................      2,500         *
Robert A. Lento.............................................      7,682         *
Linda A. Finkel.............................................     11,500         *
David J. Shea...............................................      9,688(3)      *
Gregory A. Stoklosa.........................................         --         *
W. Ed Tyler.................................................      1,667         *
Charles F. Moran............................................      1,667         *
Directors and executive officers as a group (10 persons)....     65,268(1)      1.3%

-------------------------
*  Less than one percent.

(1) Includes 5,000 shares of restricted stock granted to Ms. Kochlefl on November 5, 1996, one quarter of which vested on November 5, 1997, and the remainder of which will vest upon consummation of the Offer. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(2) Unless otherwise indicated, the named person possess sole voting power and investment power with respect to the shares. The shares shown include shares issuable pursuant to options held by the respective person that may be exercised within 60 days as follows: Ms. Kochlefl -- 15,000; Mr.
    Lento -- 6,250; Ms. Finkel -- 7,500; Mr. Shea -- 7,500; Mr. Tyler -- 1,667;
    Mr. Moran -- 1,667; and other executive officers not named in the table -- 3,700.

(3) Mr. Shea shares voting and dispositive power with respect to 2,000 Shares.

(4) Mr. Spiegel resigned from his position as a executive officer of the Company effective January 15, 1998.

                       COMPENSATION AND OTHER INFORMATION
                  CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company serving as such on December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                                AWARDS
                             -----------------------------------------   -------------------------------------------
                                                                                           NUMBER
                                                                                        OF SECURITIES
                                                                                         UNDERLYING      ALL OTHER
                                                          OTHER ANNUAL    RESTRICTED       OPTIONS      COMPENSATION
                             FISCAL   SALARY     BONUS    COMPENSATION   STOCK AWARD     GRANTED(3)         (4)
NAME AND PRINCIPAL POSITION   YEAR       $         $           $             ($)              #              $
---------------------------  ------   ------     -----    ------------   -----------    -------------   ------------
Rhonda I. Kochlefl.......     1997    300,000        --         --                             --              --
  Chairman, President and
    Chief                     1996    224,637        --      9,644         $125,000        60,000              --
  Executive Officer           1995    186,625    45,724      5,925                          5,000              --
Leo S. Spiegel...........     1997    249,996        --         --                             --              --
  Former Senior Vice
    President                 1996    229,166        --      3,946                         40,000         813,525
  and Chief Technology
    Officer(1)                1995    204,470   122,445(2)      --                          4,000         356,412
Robert A. Lento..........     1997    201,250        --         --                         25,000              --
  President, LANSystems       1996         --        --         --                             --              --
                              1995         --        --         --                             --              --
Linda A. Finkel..........     1997    184,992   104,292         --                             --              --
  President, Donnelley
    Business                  1996    160,181    29,934      4,972                         30,000              --
  Services                    1995    123,574    26,972      4,787                          3,000              --
David J. Shea............     1997    179,167    37,000         --                         15,000              --
  President, Systems
    Management                1996    140,692    28,477      5,211                         15,000              --
  Group                       1995    126,492    22,136      4,024                          3,000              --

-------------------------
(1) Mr. Spiegel resigned from his position as an executive officer of the Company effective January 15, 1998.

(2) Includes $40,670 paid in March 1996 to Mr. Spiegel under the provisions of the LANSystems, Inc. earnout that related to achievement in 1995 of specified financial targets.

(3) The stock options reflected in the table for the year 1995 represent options to purchase shares of common stock, par value $1.25 per share, of R.R. Donnelley.

(4) Amounts shown for 1995 represent payments made to Mr. Spiegel (i) at the closing of the acquisition of LANSystems, Inc. in June 1995 in respect of their LANSystems, Inc. common stock options and (ii) in March 1996 under provisions of the LANSystems, Inc. earnout that relate to such options and the achievement in 1995 of specified financial targets. Amounts shown for 1996 represent payments made to Mr. Spiegel prior to the Company's initial public offering of Shares on November 5, 1996 (the "IPO") in final payment of the LANSystems, Inc. earnout obligations.

OPTION GRANTS IN 1997

     The following table shows information for individuals named in the Summary Compensation Table regarding grants of stock options to them during the year ended December 31, 1997.

                                                       INDIVIDUAL GRANTS
                           --------------------------------------------------------------------------
                                                  PERCENT OF TOTAL
                           NUMBER OF SECURITIES   OPTIONS GRANTED                                        GRANT DATE
                            UNDERLYING OPTIONS      TO EMPLOYEES     EXERCISE PRICE                     PRESENT VALUE
NAME                         GRANTED(#)(1)(2)         IN 1997            ($/SH)       EXPIRATION DATE      ($)(3)
----                       --------------------   ----------------   --------------   ---------------   -------------
Rhonda I. Kochlefl.......             --                 --                  --                 --              --
Leo S. Spiegel...........             --                 --                  --                 --              --
Robert A. Lento..........         25,000                 25%             $10.50          3/10/2007        $178,490
Linda A. Finkel..........             --                 --                                     --              --
David J. Shea............         15,000                 15%             $10.50          3/10/2007        $107,094

-------------------------
(1) Options become exercisable (at fair market value on the date of grant) over a four year period, with one-quarter of the options becoming exercisable on each of the first four anniversaries of the date of grant, unless the vesting schedule is accelerated to become fully exercisable upon death, retirement, disability or a change in control as defined in the Company's 1996 Plan. Consummation of the Offer will constitute such a change in control.

(2) Does not include options granted in February 1998 with an exercise price of $9.875 per share as follows: Ms. Kochlefl--49,000; Ms. Finkel -- 27,000; Mr. Lento -- 10,000; and Mr. Shea -- 16,000.

(3) The Black-Scholes option pricing method has been used to calculate present value as of date of grant. The present value as of the date of grant, calculated using the Black-Scholes method, is based on assumptions about future interest rates, stock price volatility and dividend yield. The Black-Scholes model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted by the Company to its officers differ from exchange traded options in three key respects: options granted by the Company to its officers are long-term, non-transferable and subject to vesting restrictions while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. The Black-Scholes model relies on several key assumptions to estimate the present value of options, including the volatility of, and dividend yield on, the security underlying the option, the risk-free rate of return on the date of grant and the term of the option. In calculating the grant date present values set forth in the table, a factor of 78.4% has been assigned to the volatility of the Shares; based on the average volatility of the Company's comparable stocks, the yield on the Shares has been set at 0%; based upon the fact that the Company does not anticipate paying cash dividends in the foreseeable future, the risk-free rate of return has been fixed at 6.4%, the rate for a five year U.S. Treasury Note on the date of grant as reported in the Federal Reserve Statistical Release, and the exercise of the options has been assumed to occur at the end of the expected option life of seven years. There is no assurance that these assumptions will prove to be correct in the future. Consequently, the grant date present values set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of the Shares on the date of exercise.

AGGREGATED OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth certain information for the individuals named in the Summary Compensation Table on stock option exercises and the number and value of such individuals' unexercised options at December 31, 1997. None of the named individuals exercised options to purchase Shares in 1997. For a description of the treatment of the outstanding stock options pursuant to the terms of the Merger Agreement, see "Merger Agreement -- Options" in Item 3 of the Schedule 14D-9 and "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" below.

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                     OPTIONS AT 12/31/97(#)        OPTIONS AT 12/31/97($)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
Rhonda I. Kochlefl(2)............................    15,000         45,000           $0             $0
Leo S. Spiegel(1)................................    10,000         30,000            0              0
Robert A. Lento(2)...............................        --         25,000           --              0
Linda A. Finkel(2)...............................     7,500         22,500            0              0
David J. Shea(2).................................     3,750         26,210            0              0

-------------------------
(1) Pursuant to the 1996 Plan, Mr. Spiegel's stock options terminated on April 15, 1998.

(2) Upon consummation of the Offer, the executive will receive the difference between the Per Share Amount and the exercise price of the unexercised options (net of applicable withholding taxes).

COMPENSATION OF DIRECTORS

     Each director receives $1,000 and reimbursement for expenses incurred for each meeting of the Board or any of its committees that such director attends. In addition, directors who serve as a committee chairperson receive an annual fee of $2,000.

     Pursuant to the 1997 Plan, which was adopted on May 7, 1997, directors who are not employees of the Company ("non-employee directors") receive an annual grant of options to purchase 5,000 Shares at a price equal to the fair market value of a Share on the date of grant. Each year's grant is issued on the date of the annual meeting in such year except in the case of persons who become non-employee directors between the dates of annual meetings, who receive a grant upon attaining such status and do not receive a grant at the first annual meeting thereafter. Pursuant to the 1997 Plan, (i) Messrs. Moran and Tyler, and Mr. Malina, a director who has since resigned, each received his 1997 grant on May 7, 1997 with an exercise price of $10.75 per Share, (ii) Mr. Spiegel received his 1998 grant on January 16, 1998 with an exercise price of $8.125 per Share, (iii) Mr. Stoklosa received his 1998 grant on January 30, 1998, with an exercise price of $7.50 per Share, and (iv) Messrs. Moran and Tyler each received his 1998 grant on May 6, 1998 with an exercise price of $12.75 per Share. All such option grants become exercisable over a three-year period, with one-third of the options becoming exercisable on the first, second and third January 1 occurring after their day of grant. In addition, all of such options will vest upon consummation of the Offer.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     Ms. Kochlefl entered into a four-year employment agreement with the Company commencing on November 5, 1996, the date of the closing of the IPO. Pursuant to the agreement, Ms. Kochlefl earned a base salary of $300,000 with a bonus opportunity for 1997 to earn up to 100% of base salary if certain pre-established net income criteria were met by the Company. Ms. Kochlefl did not receive a bonus for 1997. Bonus opportunities for 1998, and later years, will be reviewed and approved by the Board or a committee of the Board.

     In the event Ms. Kochlefl's employment is terminated, her employment agreement provides for customary payments of earned, but unpaid, base salary and bonus, with any bonus earned but not yet payable, to be paid on a pro rata basis to the date of termination in accordance with the Company's payroll policies; compensation for vacation time accrued but not taken; and a severance payment of no less than

24 months and up to 27 months' base salary, depending on the date of severance, where such termination is by the Company for any reason other than for cause, or by the executive upon breach by the Company of the agreement or for Good Reason. The definition of "Good Reason" includes (i) a material diminution in the responsibilities, duties and power of Ms. Kochlefl, including the failure of the Board of Directors or stockholders of the Company to elect Ms. Kochlefl to the Board of Directors, and to the positions of Chairman of the Board and/or Chief Executive Officer, (ii) a move of Ms. Kochlefl's office from its present location to a location outside of the Chicago, Illinois metropolitan area or
(iii) Ms. Kochlefl becoming subject to the direction of any person other than the Board of Directors of the Company. If Ms. Kochlefl is terminated for any reason other than for cause or if she terminates her employment agreement for Good Reason, the Company anticipates Ms. Kochlefl will be entitled to receive $600,000. In addition, 100% of all options and restricted stock awards Ms. Kochlefl holds will vest on such termination or upon a change of control (as defined in the 1996 Plan). The consummation of the Offer will result in a change of control under the 1996 Plan and, accordingly, all of the options and restricted stock held by Ms. Kochlefl will vest at such time. The Company anticipates payments pursuant to the acceleration and cash-out of these options will be $545,125. In addition, 100% of Ms. Kochlefl's restricted stock awards will vest upon the change of control. A severance payment will not be payable and options and restricted stock awards will not vest where termination is by the Company for cause, by the executive for any reason other than upon breach by the Company of the agreement or for Good Reason, or by reason of the executive's retirement or death. Any severance payment would be made in a single payment at termination. Ms. Kochlefl's agreement also contains customary provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 24 months after the termination of the agreement.

     Ms. Finkel, Mr. Lento and Mr. Shea each entered into a four-year employment agreement with the Company commencing on November 5, 1996, January 13, 1997 and March 1, 1997, respectively. Mr. Munro entered into a three-year employment agreement with the Company commencing on August 1, 1997. Pursuant to the agreements, Ms. Finkel, Mr. Lento, Mr. Shea and Mr. Munro earned a base salary of $185,000, $210,000, $175,000 and $170,000, respectively. In 1998, Ms.
Finkel's and Mr. Shea's base salary increased to $205,000 and $200,000 respectively. Ms. Finkel, Mr. Lento and Mr. Shea had a bonus opportunity for 1997 to earn up to 80% of base salary if certain pre-established net income criteria were met by the Company. Although the criteria were not met for 1997, the Board, on a discretionary basis, authorized bonus payments to Ms. Finkel, Mr. Shea and Mr. Munro for 1997 of $104,292, $37,000 and $25,000 respectively. Mr. Lento did not receive a bonus for 1997. Bonus opportunities for 1998, and later years, will be reviewed and approved by the Board or a committee of the Board.

     Each of Ms. Finkel's, Mr. Lento's, Mr. Shea's and Mr. Munro's employment agreement provides for a severance payment of 24 months' base salary, where termination is by the Company for any reason other than for cause or by the executive upon breach by the Company of the agreement or for Good Reason. In Ms. Finkel's, Mr. Shea's and Mr. Munro's employment agreements, the definition of "Good Reason" includes (i) a material diminution in the executive's responsibilities, duties and powers or (ii) in the case of Ms. Finkel, a move of Ms. Finkel's offices from their present location to a location outside of the Chicago, Illinois metropolitan area and in the case of Mr. Shea, a move of Mr. Shea's offices from their present location to a location outside of the New York metropolitan area. In Mr. Lento's employment agreement, the definition of "Good Reason" includes (i) a material diminution in his responsibilities, duties and powers (ii) a move of his offices from their present location to a location outside of the New York metropolitan area, (iii) a change in his reporting relationship such that he no longer reports directly to the Chairman, President and Chief Executive Officer of the Company or (iv) the acquisition by any person or group of beneficial ownership of more than 50% of either the then outstanding stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. If Ms. Finkel, Mr. Lento, Mr. Shea or Mr. Munro are terminated for any reason other than for cause or if they terminate their employment agreements for Good Reason, the Company anticipates such executives will be entitled to receive $410,000, $420,000, $400,000 and $340,000, respectively, with payments to be made over a 24 month period. In addition, each such executive will receive a prorated bonus for the year of termination, and 100% of all options held by each such executive will vest on such termination. In addition, all of the options held by such executives will vest upon consummation of the Offer, which constitutes a change of control under the 1996

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

Plan. The Company anticipates payments pursuant to the acceleration and cash-out of the options held by Ms. Finkel, Mr. Lento, Mr. Shea and Mr. Munro will be $300,375, $373,750, $335,500 and $215,000, respectively. A severance payment will not be payable and options and restricted stock awards will not vest where termination is by the Company for cause, by each such executive for any reason other than upon breach by the Company of the agreement or for Good Reason, or by reason of each such executive's retirement or death. Severance payments would be made monthly. Each agreement also contains customary provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 24 months after the termination of the agreement.

     Mr. Holynskyj entered into an Agreement Regarding Confidential Information, Intellectual Property Non-Competition, Non-Solicitation and Change of Control with the Company on February 2, 1998. Pursuant to the agreement, if Mr. Holynskyj's employment with the Company is terminated as a result of a Change of Control of the Company (as defined below), Mr. Holynskyj will be entitled to receive an amount equivalent to his then current annual salary within thirty days of the date of termination. For purposes of the agreement, the phrase "Change of Control" means the acquisition by any person or group of beneficial ownership, other than R.R. Donnelley, in one or a series of transactions, of more than 50% of either the then outstanding stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. If Mr. Holynskyj's employment with the Company is terminated as a result of a Change of Control, the Company anticipates Mr. Holynskyj will be entitled to receive $158,000, his current annual salary, within thirty days of the date of termination. The agreement also contains provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 18 months after the termination of the agreement.

     Mr. Spiegel entered into a four-year employment agreement with the Company commencing on November 5, 1996. Pursuant to the agreement, Mr. Spiegel earned a base salary of $250,000 with a bonus opportunity for 1997 to earn up to 80% of base salary if certain pre-established net income criteria were met by the Company. Mr. Spiegel was not paid a bonus for 1997. Mr. Spiegel's employment agreement terminated effective January 15, 1998. Pursuant to the terms of the agreement, Mr. Spiegel remains subject to customary provisions providing for the non-disclosure of confidential information and an agreement not to compete with the Company for a period of 24 months after the termination of the agreement.

     Certain executive officers of the Company may receive payments (the "Sale Incentive Arrangements") in connection with the contemplated Sale of the Company (as defined in Item 3(b)(2) of the Schedule 14D-9). A summary of the Sale Incentive Arrangements is set forth in Item 3(b)(2) of the Schedule 14D-9 under the caption "Sale Incentive Arrangements" and is incorporated herein by reference.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     Prior to the IPO, the Company was a wholly-owned subsidiary of R.R. Donnelley. While a wholly-owned subsidiary, the Company funded its operations and capital expenditures through advances from R.R. Donnelley and by selling certain accounts receivable to a subsidiary of R.R. Donnelley. Approximately $20.3 million of the net proceeds of the IPO to the Company were used in final payment of amounts owed by the Company to R.R. Donnelley. As of December 31, 1997, the Company had approximately $510,000 in outstanding indebtedness to R.R. Donnelley (which was subsequently paid), including both the fees related to the Transition Services Agreement described below, as well as amounts funded by R.R. Donnelley on behalf of the Company as specified in the Transition Services Agreement, and R.R. Donnelley owned approximately 43% of the Shares outstanding. In addition, Mr. Stoklosa, who is a director of the Company, is an employee of R.R. Donnelley. Mr. Stoklosa is the Vice President and Treasurer of R.R. Donnelley.

     The Company sells integration services and products to R.R. Donnelley. These sales approximated $411,000 for the twelve-month period ended December 31, 1997.

     Prior to the IPO, the Company obtained certain services from R.R. Donnelley, participated in a number of employee benefit plans maintained by R.R. Donnelley and was included as part of R.R. Donnelley's federal income tax and certain other tax returns. In connection with the IPO, the Company entered into certain agreements with R.R. Donnelley relating to these matters, certain of which continued to be in force in 1997. None of these agreements resulted from "arm's length" negotiations.

     Pursuant to a Transition Services Agreement between the Company and R.R. Donnelley, R.R. Donnelley or its affiliates agreed to perform certain legal, tax, data processing, risk management, credit and collection, cash management and banking and accounts payable services for the Company. The Transition Services Agreement was in effect until December 31, 1997, except with respect to tax services, the provision of which ended on January 31, 1998, and cash management and banking services, the provision of which ended March 31, 1997. Total payments by the Company to R.R. Donnelley for services performed pursuant to the Transition Services Agreement were approximately $219,000 in fiscal 1997.

     Prior to the IPO, the Company was included in the consolidated federal income tax return of R.R. Donnelley and filed on a combined basis with R.R. Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company made tax sharing payments to R.R. Donnelley pursuant to R.R. Donnelley's tax allocation policy. In general, R.R. Donnelley's tax allocation policy provided that the consolidated or combined tax liability was allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. Upon completion of the IPO, the Company no longer was permitted to be included in such consolidated and combined tax returns. Instead, it began to file its own federal, state and local income tax returns and pay its own taxes on a separate company basis. Pursuant to a Tax Allocation and Indemnification Agreement between the Company and R.R. Donnelley, however, the Company remained obligated to pay to R.R. Donnelley any income taxes shown on such consolidated and combined tax returns, generally to the extent attributable to the Company, for calendar year 1995 and for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on November 4, 1996, but only to the extent of any taxes shown as a liability or reserve on the Company's balance sheet at November 4, 1996. In addition, under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the R.R. Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). R.R. Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. R.R. Donnelley has also agreed to indemnify the Company against any increase in the Company's taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods ending on or prior to the date of completion of the IPO that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning after such date, in which case the sum of such tax benefits will be retained by R.R. Donnelley or paid by the Company to R.R. Donnelley). The Company agreed to indemnify R.R. Donnelley against any tax liabilities with respect to periods after the completion of the IPO. During fiscal 1997, the Company did not pay any amounts to R.R. Donnelley pursuant to the Tax Allocation and Indemnity Agreement.

     Under a separate arrangement between the Company and R.R. Donnelley, the Company could be obligated to pay up to approximately $1,000,000 of reimbursement to R.R. Donnelley or entitled to receive up to approximately $3,000,000 of reimbursement from R.R. Donnelley with respect to certain tax matters relating to the period prior to November 4, 1996.

     The Company entered into a letter agreement dated January 16, 1998 with The Joleo Group, a corporation owned by Leo S. Spiegel and his wife, pursuant to which Mr. Spiegel will provide consulting services to the Company with respect to a variety of matters including strategic planning and account management. Mr. Spiegel is charging the Company fees and expenses for such services that the Company believes are reasonable for such services.

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